
Carnival Destiny

'01 Leading The Way







CARNIVAL
CORPORATION

World's Leading Cruise Lines

2001 Annual Report

WORLD'S LEADING
CRUISE LINES

www.leaderships.com

Carnival Corporation is the most profitable and has the strongest financial position of any cruise company in the world. We are a global vacation and leisure travel provider that offers holidays that appeal to a wide range of lifestyles and budgets. We own and operate six cruise lines under the brand names Carnival Cruise Lines, Costa Cruises, Cunard Line, Holland America Line, Seabourn Cruise Line and Windstar Cruises. Our cruise lines operate 43 ships that travel to a wide variety of exciting destinations around the world. In addition, we currently have 14 new ships scheduled for delivery during the next four years.

We also own a tour company that operates hotels, motor coaches, rail cars and excursion vessels primarily in Alaska and the Canadian Yukon.

Carnival Cruise Lines is the most popular and most profitable cruise line in the world. The leader in the contemporary cruise sector, Carnival operates 16 ships, including its newest ship, the Carnival Pride. The line currently has five new ships at an estimated cost of $2.3 billion scheduled for delivery during the next three years. Carnival ships cruise to destinations in the Bahamas, Canada, the Caribbean, Mexico, New England, the Panama Canal, Alaska and Hawaii.

Costa Cruises is Europe's leading cruise line. Headquartered in Italy, Costa offers guests on its eight ships a multi-ethnic, multi-cultural and multi-lingual ambiance. The line currently has three new ships at an estimated cost of $1.1 billion slated to enter service during the next three years. Costa ships, including its newest, the popular Costa Atlantica, sail to destinations in Europe, South America and the Caribbean.

Cunard Line offers the only regular transatlantic crossings aboard the Queen Elizabeth 2, and has recently repositioned the Caronia to service the growing U.K. market with round-trip cruises from Southampton. The line currently has two new ships at an estimated cost of $1.2 billion scheduled for delivery in December 2003 and early 2005, including the $780 million ocean liner, Queen Mary 2.

Holland America Line is a leader in the premium cruise sector. Holland America operates a five-star fleet of ten ships, including its two newest ships, the Zaandam and the Amsterdam. The line currently has four new ships at an estimated cost of $1.6 billion scheduled for delivery during the next four years. Primary Holland America destinations include Alaska, the Caribbean, the Panama Canal and Europe.

Seabourn Cruise Line epitomizes luxury cruising aboard each of its three intimate all suite ships. The Yachts of Seabourn are lavishly appointed with virtually one staff member for every guest, which assures superlative award-winning service as they sail to destinations around the world.

Windstar Cruises is one of the world's highest rated cruise lines. A leader in the luxury sail/cruise sector, Windstar offers travelers five-star accommodations and service aboard four computer-controlled sailing vessels. Windstar's ships cruise to destinations in Europe, the Caribbean, Central America and Tahiti.

Holland America Tours is the largest cruise/tour operator in Alaska and the Canadian Yukon. Tours owns and/or manages 12 hotels; more than 300 motor coaches; 13 private, domed rail cars and two luxury dayboats. Tours also markets sightseeing packages to Holland America Line passengers and to the public.

®
www.carnival.com

www.costacruises.com

TM
www.cunard.com

®
www.hollandamerica.com

TM
www.seabourn.com

®
www.windstarcruises.com

Financial Highlights

Carnival Corporation

(In millions of dollars, except Earnings Per Share)	**2001**	2000	1999	1998	1997
Revenues	**$ 4,536**	$3,779	$3,497	$3,009	$2,447
Net Income	**$ 926**	$ 965	$1,027	$ 836	$ 666
Earnings Per Share	**$ 1.58**	$ 1.60	$ 1.66	$ 1.40	$ 1.12
Cash From Operations	**$ 1,239**	$1,280	$1,330	$1,092	$ 878
Total Assets	**$11,564**	$9,831	$8,286	$7,179	$5,427

To Our Shareholders:

I've always believed that the skills of a ship's captain are best tested in rough waters. Likewise, the most telling test of a company's strength is its response to adversity. In 2001, our Company and our management teams were mightily tested by a range of challenges that affected the entire leisure travel industry, including a global economic slowdown, a U.S. recession, a struggling stock market and rising unemployment. Then, during our fourth fiscal quarter, we along with our nation were dealt a heavy blow by the terrorist attacks of September 11th, after which many travelers chose not to fly, postponed vacations they had not yet booked, and cancelled advance cruise bookings and other vacation plans. These were rough waters indeed, and unlike any that we had ever navigated.

I am proud to report that Carnival Corporation's solid, long-standing strategy and our strong balance sheet positioned us exceedingly well to address these unexpected adversities, and our management teams overcame them with enormous skill and determination.

During the year, we undertook several long-term strategic measures to bolster our competitive position. We transferred two vessels from our North American brands to Costa Cruises to accelerate our near-term growth in the European vacation market and maximize demand for cruise travel. We reduced our exposure to the higher-priced luxury segment by selling two small ships and rationalizing our shoreside operations. We also fortified our balance sheet, selling our 25 percent investment in Airtours plc for $500 million and opportunistically issuing two convertible debt offerings, using $1.1 billion in proceeds to strengthen our financial position.

"In light of the enormous challenges that Carnival faced in 2001, we are proud that we were the most profitable company in the leisure travel business."

We also engaged in several tactical moves to improve our position in the challenging post-September 11th travel environment. Guest safety and security has always been Carnival's top priority, and we moved swiftly to institute even more intensive security measures. We furthered our strategy to position vessels in home ports close to vacationers, making it more convenient and affordable to take a cruise. We stimulated cruise bookings with aggressive price promotions that resulted in occupancy levels of nearly 98 percent in our fourth quarter, a powerful testament to the attractiveness of our vacation offerings. We also worked to manage down our non-essential capital expenditures, even scaling back our 2001 Annual Report to generate savings.

These concerted efforts permitted us to close the year with results that, once again, significantly outperformed the leisure travel industry. Revenues for the fiscal year rose to $4.54 billion, compared with $3.78 billion in 2000. Earnings per share were $1.58, nearly equal to the $1.60 we delivered in 2000. In light of the enormous challenges that Carnival faced in 2001, we are proud that we were the most profitable company in the leisure travel business. Our ability to post these achievements is the direct result of prompt actions taken at crucial moments during the year by our management teams and by our employees.

We also faced another major issue at year-end when we engaged in a heated battle for control of P&O Princess Cruises plc. P&O Princess has long held appeal for Carnival, and we viewed the potential acquisition as a one-time strategic opportunity to secure two well-known brands and broaden Carnival's diverse brand portfolio. We are pleased to report that we were successful in achieving a shareholder adjournment of the P&O Princess Extraordinary General Meeting on February 14, 2002, which will allow us to continue our efforts to acquire P&O Princess. While the outcome of our efforts cannot yet be determined, we are still moving ahead at full steam to execute our other short- and long-term growth strategies, positioning ourselves, as always, to perform at optimum levels.

"As our industry continues to regain its strength, our primary goals at Carnival Corporation will be focused on enhancing the onboard experience of our guests, while maintaining our industry leadership by applying a disciplined management approach to our business."

Steadiness and consistency are Carnival hallmarks, and despite the turbulent times we faced in 2001, our growth strategies remain as focused as ever. We maintain our strong commitment to our $6.2 billion new shipbuilding program, under which we are constructing 14 exciting new vessels through 2005. In North America, our development program consists of five new ships for Carnival Cruise Lines, including the first 2,974-berth Conquest-class ship—Carnival's largest—which is slated for launch in late 2002. It also encompasses four next-generation ships for Holland America Line that, at 1,848 berths each, offer more than 25 percent greater guest capacity than any vessel ever built for Holland America Line.

Europe continues to offer significant growth opportunities for Carnival Corporation, and we are capitalizing on Costa's powerful brand recognition in Italy, France and Spain through the introduction of three new vessels specifically designed for the European vacation market. We are also expanding Costa's presence in Europe by offering a cruise product created to appeal to the preferences of our German guests.

Cunard Line Limited also has two new ships under development. The Queen Mary 2, the first transatlantic ocean liner built in more than 30 years, is scheduled to enter service in early fiscal 2004. The second vessel, ordered recently, will serve British vacationers, and is slated for delivery approximately one year after the Queen Mary 2 is launched.

Carnival's brands, which are the World's Leading Cruise Lines, are the most diverse in our industry, and this positions us to attract a larger share of the vacation market. We are greatly encouraged by the recovery in booking trends, and we are gratified that our promotional activity has stimulated demand for cruising and attracted customers from other vacation choices. As our industry continues to regain its strength, our primary goals at Carnival Corporation will be focused on enhancing the onboard experience of our guests, while maintaining our industry leadership by applying a disciplined management approach to our business.

Carnival is a company with a vast array of inherent strengths and for this reason we are confident and enthusiastic about our future. Our innovative new ships will provide a host of exciting amenities to meet the ever-increasing demands of our guests and attract a broad range of vacationers. Our cruises are a superior vacation option in every way, compared with land-based alternatives. We have a proven operating strategy and strong management teams to implement it. We are the most efficient, profitable and cost-effective company in the cruise industry, with the strongest operating and financial record, the best margins and the highest credit ratings. What's more, we have delivered investor returns that are superior to any company in our industry. The plain fact is that Carnival leads in every single way that counts—a status that we aim to maintain not just in 2002, but in the years to come.

I began by saying that adversity is the test of a strong company and a skilled management—a test that Carnival and our people clearly passed with flying colors in 2001. However, adversity does more than merely test people. It also produces leaders, and I am proud to say that we have many at Carnival: Our management teams, who guided us well in difficult times; our shoreside employees, who extended their best efforts to mitigate the challenges of 2001; and our shipboard personnel, who worked diligently to make cruising on one of Carnival Corporation's six brands the ultimate enjoyable and memorable vacation experience. To all, we say a heartfelt thank you. We look forward to a rewarding and prosperous 2002.

Micky Arison
Chairman and Chief Executive Officer
February 15, 2002

Shareholder Benefit

Carnival Corporation is pleased to extend the following benefit to our Shareholders:

$250 Onboard credit per stateroom on sailings of 14 days or longer
$100 Onboard credit per stateroom on sailings of 7–13 days
$ 50 Onboard credit per stateroom on sailings of 6 days or less

This benefit is applicable on sailings through July 31, 2003 aboard Carnival Cruise Lines, Costa Cruises, Cunard Line, Holland America Line, Seabourn Cruise Line and Windstar Cruises.

This benefit is available to shareholders holding a minimum of 100 shares. Employees, travel agents cruising at travel agent rates, tour conductors or anyone cruising on a reduced-rate or complimentary basis are excluded from this offer. This benefit is not transferable, not combinable with any other shipboard offer and cannot be used for casino credits/charges and tips charged to your onboard account. Only one onboard credit per shareholder-occupied stateroom. Reservations must be made by February 28, 2003.

Please provide your name, reservation number, ship and sailing date, along with proof of ownership of Carnival Corporation stock (i.e., photocopy of shareholder proxy card or a current brokerage statement) and the initial deposit to your travel agent or to the cruise line you have selected.

Carnival Cruise Lines
Research Supervisor, Reservation Administration
3655 N.W. 87th Avenue
Miami, FL 33178
Tel 800-438-6744 ext. 70041
Fax 305-406-5882

Holland America Line/Windstar
Reservation Administration Agent
300 Elliott Avenue West
Seattle, WA 98119
Tel 800-426-0327 ext. 4042
Fax 206-298-3059

Costa Cruises
Director, Passenger Services
200 S. Park Road, Suite 200
Hollywood, FL 33021
Tel 800-462-6782
Fax 954-266-2100

Cunard Line/Seabourn
Supervisor, Guest Services
6100 Blue Lagoon Drive, #400
Miami, FL 33126
Tel 800-528-6273 ext. 1214
Fax 305-463-3038

Consolidated Balance Sheets

Carnival Corporation

(in thousands, except par value)	November 30, **2001**	2000
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 1,421,300**	$ 189,282
Short-term investments	**36,784**	5,470
Accounts receivable, net	**90,763**	95,361
Inventories	**91,996**	100,451
Prepaid expenses and other	**113,798**	158,918
Fair value of hedged firm commitments	**204,347**	
Total current assets	**1,958,988**	549,482
Property and Equipment, Net	**8,390,230**	8,001,318
Investments in and Advances to Affiliates		437,391
Goodwill, less Accumulated Amortization of $117,791 and $99,670	**651,814**	701,385
Other Assets	**188,915**	141,744
Fair Value of Hedged Firm Commitments	**373,605**	
	$11,563,552	$9,831,320
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Current portion of long-term debt	**$ 21,764**	$ 248,219
Accounts payable	**269,467**	332,694
Accrued liabilities	**298,032**	302,585
Customer deposits	**627,698**	770,425
Dividends payable	**61,548**	61,371
Fair value of derivative contracts	**201,731**	
Total current liabilities	**1,480,240**	1,715,294
Long-Term Debt	**2,954,854**	2,099,077
Deferred Income and Other Long-Term Liabilities	**157,998**	146,332
Fair Value of Derivative Contracts	**379,683**	
Commitments and Contingencies (Notes 7 and 8)		
Shareholders' Equity		
Common stock; $.01 par value; 960,000 shares authorized; 620,019 and 617,568 shares issued	**6,200**	6,176
Additional paid-in capital	**1,805,248**	1,772,897
Retained earnings	**5,556,296**	4,884,023
Unearned stock compensation	**(12,398)**	(12,283)
Accumulated other comprehensive loss	**(36,932)**	(75,059)
Treasury stock; 33,848 and 33,087 shares at cost	**(727,637)**	(705,137)
Total shareholders' equity	**6,590,777**	5,870,617
	$11,563,552	$9,831,320

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

Carnival Corporation

(in thousands, except earnings per share)	Years Ended November 30, 2001	2000	1999
Revenues	**$4,535,751**	$3,778,542	$3,497,470
Costs and Expenses			
Operating	**2,468,730**	2,058,342	1,862,636
Selling and administrative	**618,664**	487,403	447,235
Depreciation and amortization	**372,224**	287,667	243,658
Impairment charge	**140,378**		
	3,599,996	2,833,412	2,553,529
Operating Income Before (Loss) Income From Affiliated Operations	**935,755**	945,130	943,941
(Loss) Income From Affiliated Operations, Net	**(44,024)**	37,828	75,758
Operating Income	**891,731**	982,958	1,019,699
Nonoperating Income (Expense)			
Interest income	**34,255**	16,506	41,932
Interest expense, net of capitalized interest	**(120,692)**	(41,372)	(46,956)
Other income, net	**108,649**	8,460	29,357
Income tax benefit (expense)	**12,257**	(1,094)	(2,778)
Minority interest			(14,014)
	34,469	(17,500)	7,541
Net Income	**$ 926,200**	$ 965,458	$1,027,240
Earnings Per Share:			
Basic	**$ 1.58**	$ 1.61	$ 1.68
Diluted	**$ 1.58**	$ 1.60	$ 1.66

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Carnival Corporation

(in thousands)	Years Ended November 30, 2001	2000	1999
OPERATING ACTIVITIES			
Net income	**$ 926,200**	$ 965,458	$1,027,240
Operating items not requiring cash:			
Depreciation and amortization	**372,224**	287,667	243,658
Impairment charge	**140,378**		
Gain on sale of investments in affiliates, net	**(116,698)**		
Loss (income) from affiliated operations and dividends received	**56,910**	(21,362)	(60,671)
Minority interest			14,014
Other	**21,199**	(14,689)	4,007
Changes in operating assets and liabilities, excluding businesses acquired and consolidated:			
(Increase) decrease in:			
Receivables	**(7,134)**	(15,132)	(3,271)
Inventories	**8,455**	(8,205)	(8,570)
Prepaid expenses and other	**43,691**	(21,972)	(9,465)
(Decrease) increase in:			
Accounts payable	**(63,227)**	58,133	27,333
Accrued and other liabilities	**(335)**	(5,977)	58,016
Customer deposits	**(142,727)**	55,614	37,433
Net cash provided by operating activities	**1,238,936**	1,279,535	1,329,724
INVESTING ACTIVITIES			
Additions to property and equipment, net	**(826,568)**	(1,003,348)	(872,984)
Proceeds from sale of investments in affiliates	**531,225**		
Proceeds from sale of ships	**15,000**	51,350	
Acquisition of consolidated subsidiaries, net		(383,640)	(54,715)
(Purchase of) proceeds from sale of short-term investments, net	**(33,395)**	22,170	(11,890)
Other, net	**(28,178)**	21,441	29,209
Net cash used in investing activities	**(341,916)**	(1,292,027)	(910,380)
FINANCING ACTIVITIES			
Proceeds from issuance of long-term debt	**2,574,281**	1,020,091	7,772
Purchase of treasury stock		(705,137)	
Principal repayments of long-term debt	**(1,971,026)**	(388,429)	(564,838)
Dividends paid	**(245,844)**	(254,333)	(219,179)
Proceeds from issuance of common stock, net	**5,274**	7,811	741,575
Debt issuance costs	**(25,531)**		(176)
Net cash provided by (used in) financing activities	**337,154**	(319,997)	(34,846)
Effect of exchange rate changes on cash and cash equivalents	**(2,156)**		
Net increase (decrease) in cash and cash equivalents	**1,232,018**	(332,489)	384,498
Cash and cash equivalents at beginning of year	**189,282**	521,771	137,273
Cash and cash equivalents at end of year	**$ 1,421,300**	$ 189,282	$ 521,771

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Carnival Corporation

(in thousands)	Compre-hensive income	Common stock	Additional paid-in capital	Retained earnings	Unearned stock compen-sation	Accumulated other comprehensive income (loss)	Treasury stock	Total share-holders' equity
Balances at November 30, 1998		$5,955	$ 880,488	$3,379,628	$ (5,294)	$ 24,699	$	$4,285,476
Comprehensive income:								
Net income	$1,027,240			1,027,240				1,027,240
Foreign currency translation adjustment	(19,209)					(19,209)		(19,209)
Changes in securities valuation allowance	(4,374)					(4,374)		(4,374)
Total comprehensive income	$1,003,657							
Cash dividends				(230,370)				(230,370)
Issuance of stock in public offering, net		170	725,062					725,232
Issuance of stock to acquire minority interest in Cunard Line Limited		32	127,037					127,069
Issuance of stock under stock plans		13	24,821		(7,326)			17,508
Amortization of unearned stock compensation					2,675			2,675
Balances at November 30, 1999		6,170	1,757,408	4,176,498	(9,945)	1,116		5,931,247
Comprehensive income:								
Net income	$ 965,458			965,458				965,458
Foreign currency translation adjustment	(73,943)					(73,943)		(73,943)
Changes in securities valuation allowance, net	(2,232)					(2,232)		(2,232)
Total comprehensive income	$ 889,283							
Cash dividends				(250,923)				(250,923)
Issuance of stock under stock plans		6	15,489		(5,977)			9,518
Amortization of unearned stock compensation					3,639			3,639
Effect of conforming Costa's reporting period				(7,010)				(7,010)
Purchase of treasury stock							(705,137)	(705,137)
Balances at November 30, 2000		6,176	1,772,897	4,884,023	(12,283)	(75,059)	(705,137)	5,870,617
Comprehensive income:								
Net income	**$ 926,200**			**926,200**				**926,200**
Foreign currency translation adjustment, net	**45,781**					**45,781**		**45,781**
Changes in securities valuation allowance, net	**6,411**					**6,411**		**6,411**
Minimum pension liability adjustment	**(5,521)**					**(5,521)**		**(5,521)**
Changes related to cash flow derivative hedges, net	**(4,330)**					**(4,330)**		**(4,330)**
Transition adjustment for cash flow derivative hedges	**(4,214)**					**(4,214)**		**(4,214)**
Total comprehensive income	**$ 964,327**							
Cash dividends				**(246,021)**				**(246,021)**
Issuance of stock under stock plans		**24**	**32,351**		**(4,601)**		**(22,500)**	**5,274**
Amortization of unearned stock compensation					**4,486**			**4,486**
Effect of conforming Airtours' reporting period				**(7,906)**				**(7,906)**
Balances at November 30, 2001		**$6,200**	**$1,805,248**	**$5,556,296**	**$(12,398)**	**$(36,932)**	**$(727,637)**	**$6,590,777**

The accompanying notes are an integral part of these consolidated financial statements.

Note 1—General

Description of Business

Carnival Corporation is a Panamanian corporation and along with its consolidated subsidiaries is referred to collectively in these consolidated financial statements and elsewhere in this 2001 Annual Report as "we," "our" and "us." We are a global vacation and leisure travel provider that operates six cruise lines under the brand names Carnival Cruise Lines ("Carnival"), Costa Cruises ("Costa"), Cunard Line ("Cunard"), Holland America Line ("Holland America"), Seabourn Cruise Line ("Seabourn") and Windstar Cruises ("Windstar") and a tour business, Holland America Tours ("Tours"). Carnival operates fifteen cruise ships with destinations primarily to the Caribbean, the Bahamas and the Mexican Riviera. Holland America operates ten cruise ships with destinations primarily to Alaska, the Caribbean and Europe. Costa operates seven cruise ships with destinations primarily to Europe, the Caribbean and South America. Cunard operates two premium/luxury cruise ships and Seabourn and Windstar each operate four luxury ships with destinations to the Caribbean, Europe, Central America and other worldwide locations. Tours is the largest cruise/tour operator in Alaska and the Canadian Yukon. Tours also markets sightseeing packages both separately and as part of its cruise/tour packages.

Preparation of Financial Statements

The preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the amounts reported and disclosed in our financial statements. Actual results could differ from these estimates. All material intercompany accounts, transactions and unrealized profits and losses on transactions within our consolidated group and with affiliates are eliminated in consolidation.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

We consolidate subsidiaries over which we have control, as typically evidenced by a direct ownership interest of greater than 50%. For affiliates where significant influence over financial and operating policies exists, as typically evidenced by a direct ownership interest from 20% to 50%, the investment is accounted for using the equity method. See Note 5.

Prior to our acquisition of Costa in late fiscal 2000, we accounted for our 50% interest in Costa using the equity method and recorded our portion of Costa's operating results as earnings from affiliated operations on a two-month lag basis. For September, October and November, 2000, we continued to record our 50% interest in Costa's operating results for the months of July, August and September, 2000, respectively, using the equity method. As of November 30, 2000, we changed how we report Costa's operating results from a two-month lag basis to reporting on Costa's current month's results. At that time, Costa's operating results for the months of October and November 2000 were recorded as a direct charge to retained earnings in our November 30, 2000 consolidated balance sheet and our November 30, 2000 consolidated balance sheet included Costa's November 30, 2000 balance sheet. The impact of conforming Costa's reporting period on our fiscal 2000 revenues, operating income and net income was not material. Commencing in fiscal 2001, Costa's results of operations were consolidated on a current month basis in the same manner as our other wholly-owned subsidiaries. See Note 17.

Cash and Cash Equivalents and Short-Term Investments

Cash and cash equivalents include investments with original maturities of three months or less and are stated at cost. At November 30, 2001 and 2000, cash and cash equivalents included $1.38 billion and $157 million of investments, respectively, primarily comprised of strong investment grade asset-backed debt obligations and money market funds in 2001 and time deposits in 2000.

Short-term investments are comprised of marketable debt and equity securities which are categorized as available for sale and, accordingly, are stated at their fair values. Unrealized gains and losses are included as a component of accumulated other comprehensive income (loss) within shareholders' equity ("AOCI") until realized. The specific identification method is used to determine realized gains or losses.

Inventories

Inventories consist primarily of provisions, spare parts, supplies and fuel carried at the lower of our weighted-average cost or market.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization was computed using the straight-line method over our estimate of average useful lives as follows:

	Years
Ships	30
Buildings and improvements	10-40
Transportation equipment and other	2-20
Leasehold improvements	Shorter of lease term or related asset life

We review our long-lived assets and goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of our asset based on our estimate of its undiscounted future cash flows. If these estimated future cash flows are less than the carrying value of the asset, an impairment charge is recognized for the difference between the asset's estimated fair value and its carrying value (see Notes 4 and 16).

Drydock costs are included in prepaid expenses and are amortized to operating expenses using the straight-line method generally over one or two years.

Ship improvement costs that we believe add value to our ships are capitalized to the ships, and depreciated over the improvements' estimated useful lives, while costs of repairs and maintenance are charged to expense as incurred. We capitalize interest on ships and other capital projects during the construction period. Upon the replacement or refurbishment of previously capitalized ship components, these assets' estimated cost and accumulated depreciation are written-off and any resulting gain or loss is recognized in operations. No material gains or losses were recognized in fiscal 2001, 2000 or 1999. See Note 3.

Investments in Affiliates

At November 30, 2000, the costs in excess of the net assets acquired ("goodwill") of our affiliate, Airtours plc ("Airtours"), was $195 million. Goodwill was amortized using the straight-line method, principally over 40 years and was recorded as "(Loss) Income from Affiliated Operations, Net" in the accompanying statements of operations (see Notes 5 and 16).

Goodwill

Goodwill was amortized using the straight-line method over 40 years. At November 30, 2001, goodwill consisted of $275 million from our acquisition of HAL Antillen, N.V., the parent company of Holland America, Windstar and Tours, $235 million from our acquisition of Cunard and $260 million from our fiscal 2000 acquisition of Costa (see Notes 4 and 16).

Derivative Instruments and Hedging Activities

We utilize derivative instruments, currently forward and swap contracts, to limit our exposure to fluctuations in foreign currency exchange rates, to manage our interest rate exposure, and to achieve a desired proportion of variable and fixed rate debt (see Note 11).

Our most significant contracts to buy foreign currency are forward contracts entered into to fix the cost in United States ("U.S.") dollars of ten of our foreign currency denominated shipbuilding commitments (see Note 7). If our shipbuilding contract is denominated in the functional currency of the cruise line that is expected to be operating the ship, we do not enter into a forward contract to hedge that commitment.

Effective December 1, 2000, we adopted Statement of Financial Accounting Standards ("SFAS") No. 133, as amended, "Accounting for Derivative Instruments and Hedging Activities," which requires that all derivative instruments be recorded on our balance sheet at their fair values. Derivatives that are not hedges must be recorded at fair value and the changes in fair value must be immediately included in earnings. If a derivative is a fair value hedge, then changes in the fair value of the derivative are offset against the changes in the fair value of the underlying hedged firm commitment. If a derivative is a cash flow hedge, then changes in the fair value of the derivative are recognized as a component of AOCI until the underlying hedged item is recognized in earnings. The ineffective portion of a hedge derivative's change in fair value is immediately recognized in earnings. We formally document all relationships between hedging instruments and hedged items, as well as our risk management objectives and strategies for undertaking our hedge transactions.

The total $578 million of current and long-term fair value of hedged firm commitment assets on our November 30, 2001 balance sheet, principally includes $567 million of unrealized gains on our shipbuilding commitments denominated in foreign currencies because of the strengthening of the dollar compared to the euro. In addition, the total $581 million of fair value of derivative contract liabilities on our November 30, 2001 balance sheet, principally includes $567 million of unrealized losses on our forward foreign currency contracts relating to those same shipbuilding commitments, which are used to fix the cost of our shipbuilding commitments in U.S. dollars, and effectively offsets the related hedged firm commitment assets.

We classify the fair value of our derivative contracts and the offsetting fair value of our hedged firm commitments as either current or long-term liabilities and assets depending on whether the maturity date of the derivative contract is within or beyond one year from our balance sheet date, respectively. The cash flows from derivatives treated as hedges are classified in our statements of cash flows in the same category as the item being hedged.

Upon adoption of SFAS No. 133 on December 1, 2000, our recorded assets and liabilities each increased by approximately $540 million. This increase in assets and liabilities primarily represented the recording of offsetting unrealized gains and losses on our shipbuilding contracts and related foreign currency forward contracts, respectively. In accordance with the transition provisions of SFAS No. 133, we recorded an adjustment of $4.2 million in AOCI to record the unrealized net losses from our cash flow hedges that existed on December 1, 2000.

Derivative gains and losses included in AOCI are reclassified into earnings at the same time the underlying hedged transaction is recorded in earnings. During fiscal 2001, all net changes in the fair value of both our fair value hedges and the offsetting hedged firm commitments and our cash flow hedges were immaterial, as were any ineffective portions of these hedges. No fair value hedges or cash flow hedges were derecognized or discontinued in fiscal 2001, and the amount of estimated unrealized net losses which are expected to be reclassified to earnings in the next twelve months is not material. At November 30, 2001, AOCI included $8.5 million of unrealized net losses from cash flow hedge derivatives, which were substantially all variable to fixed interest rate swap agreements.

Finally, if any of the three shipyards with which we have contracted to build our ships is unable to perform, we would still be required to perform under our foreign currency forward contracts related to that shipyard's shipbuilding contracts. Accordingly, based upon the circumstances, we may have to discontinue the accounting for those forward contracts as hedges, if the shipyard can not perform.

Prior to fiscal 2001, changes in the fair values of and any discounts or premiums on, our shipbuilding forward foreign currency contract hedges were recorded at maturity, which coincided with the dates when the related foreign currency payments were to be made, with any resulting gains or losses recorded as a decrease or increase, respectively, to the cost paid for our ships.

Prior to fiscal 2001, the fair values of our interest rate swap agreements were not recorded in our financial statements. Any differences paid or received on interest rate swap hedges were recognized as adjustments to interest expense over the life of the swap, thereby adjusting the effective interest rate on our underlying debt.

Revenue and Expense Recognition

Guest cruise deposits represent unearned revenues and are initially recorded as customer deposit liabilities on our balance sheet when received. Customer deposits are subsequently recognized as cruise revenues, together with revenues from onboard activities and all associated direct costs of a voyage, generally upon completion of voyages with durations of ten days or less and on a pro rata basis for voyages in excess of ten days. Revenues and expenses from our tour and related services are recognized at the time the services are performed or expenses are incurred.

In fiscal 2001, we adopted Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements" which provides guidance on the recognition, presentation and disclosure of revenues in financial statements. Our adoption of this SAB did not have a material impact on our financial statements.

Advertising Costs

Substantially all of our advertising costs are charged to expense as incurred, except costs which result in tangible assets, such as brochures, which are recorded as prepaid expenses and charged to expense as consumed. Advertising expenses totaled $214 million in fiscal 2001, $181 million in fiscal 2000 and $178 million in fiscal 1999. At November 30, 2001 and 2000, the amount of advertising related costs included in prepaid expenses was not material.

Foreign Currency Translations and Transactions

For our foreign subsidiaries and affiliates using the local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet dates. Translation adjustments resulting from this process are reported in AOCI. Revenues and expenses of these foreign subsidiaries and affiliates are translated at weighted-average exchange rates for the period. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are immediately included in our earnings.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per share is computed by dividing net income, as adjusted, by the weighted-average number of shares of common stock, common stock equivalents and other potentially dilutive securities outstanding during each period. See Note 14.

Stock-Based Compensation

We account for our employee and director stock-based compensation using the intrinsic value method and disclose fair value pro forma information (see Note 13).

Concentrations of Credit Risk

As part of our ongoing control procedures, we monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. Credit risk, including counterparty nonperformance under derivative instruments, contingent obligations and new ship progress payment guarantees, is considered minimal, as we primarily conduct business with large, well-established financial institutions who have long-term credit ratings of A or above. In addition, we have established guidelines regarding credit ratings and investment maturities that seek to maintain safety and liquidity.

We also monitor the creditworthiness of our customers to which we grant credit terms in the normal course of our business. Concentrations of credit risk associated with these receivables are considered minimal primarily due to their short maturities. We have experienced only minimal credit losses on our trade receivables. We do not normally require collateral or other security to support normal credit sales. However, we do normally require collateral and/or guarantees to support notes receivable on significant asset sales and new ship progress payments to shipyards.

Reclassifications

Reclassifications have been made to prior year amounts to conform to the current year presentation.

Note 3—Property and Equipment

Property and equipment consisted of the following (in thousands):

	November 30, 2001	2000
Ships	**$ 8,892,412**	$ 8,575,563
Ships under construction	**592,781**	320,480
	9,485,193	8,896,043
Land, buildings and improvements	**264,294**	275,203
Transportation equipment and other	**349,188**	314,417
Total property and equipment	**10,098,675**	9,485,663
Less accumulated depreciation and amortization	**(1,708,445)**	(1,484,345)
	$ 8,390,230	$ 8,001,318

Capitalized interest, primarily on our ships under construction, amounted to $29 million in fiscal 2001 and $41 million in both fiscal 2000 and fiscal 1999. Ships under construction include progress payments for the construction of the ship, as well as design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. At November 30, 2001, two ships with an aggregate net book value of $617 million were pledged as collateral pursuant to a $126 million note and a $430 million contingent obligation (see Notes 6 and 8).

Maintenance and repair expenses and drydock amortization were $160 million, $132 million and $113 million in fiscal 2001, 2000 and 1999, respectively.

Note 4—Impairment Charge

During fiscal 2001, we reviewed our long-lived assets and goodwill for which there were indications of possible impairment. The assets we reviewed were primarily from our Cunard and Seabourn brands, since we had experienced continued losses from these brands and had recently restructured their operations and made changes to their senior management. In addition, we reviewed a Holland America note receivable collateralized by a ship, the former Nieuw Amsterdam, which we sold to a company whose parent declared bankruptcy in the fourth quarter of fiscal 2001. Based on these reviews, we recorded an impairment charge, including a loss on the sale of two Seabourn ships, of approximately $140 million in fiscal 2001, including $39 million in the fourth quarter of 2001. This charge included a $36 million write-off of Seabourn's goodwill balance; a $71 million reduction in the carrying value of ships, primarily those operated by Cunard and Seabourn; a $15 million write-down of the Holland America note receivable; an $11 million loss from the sale of the Seabourn Goddess I and II; and a $6 million write-down of the carrying value of two of Tours' hotel properties.

The note receivable and ship fair values were based on third party appraisals or negotiations with unrelated third parties, and the fair values of the goodwill and hotels were based on our estimates of discounted future cash flows.

Note 5—Investments In and Advances to Affiliates

On June 1, 2001, we sold our investment in Airtours, which resulted in a nonoperating net gain of $101 million and net cash proceeds of $492 million. Cumulative foreign currency translation losses of $59 million were reclassified from AOCI and included in determining this 2001 net gain. We also recorded a direct charge of $8 million to our retained earnings in fiscal 2001, which represented our share of Airtours' losses for April and May 2001, since Airtours' results were reported on a two-month lag.

In fiscal 2001, we sold our interest in CRC Holdings, Inc. ("CRC") to an unrelated third party, which resulted in a nonoperating net gain of $16 million and net cash proceeds of $39 million. One of the members of our Board of Directors was a principal shareholder in CRC.

Dividends received from affiliates were $13 million, $16 million and $15 million in fiscal 2001, 2000 and 1999, respectively, which reduced the carrying value of our investments in affiliates in accordance with the equity method of accounting.

At November 30, 2000, affiliated companies that we accounted for using the equity method, excluding Costa, had current assets, long-term assets, current liabilities, long-term liabilities and shareholders' equity of $2.27 billion, $1.98 billion, $1.85 billion, $1.53 billion and $870 million, respectively.

Income statement and segment information for our affiliated companies accounted for using the equity method, including Airtours and Costa, was as follows (in thousands):

	Fiscal Years Ended 2000	1999
Revenues	$6,669,052	$5,963,425
Gross margin	$1,345,593	$1,265,614
Operating income	$ 5,114	$ 359,953
Depreciation and amortization	$ 152,123	$ 133,302
Net income	$ 19,770	$ 255,146
Capital expenditures	$ 650,098	$ 356,267

Since we sold our interest in Airtours and CRC during fiscal 2001, no data has been presented for fiscal 2001.

Note 6 —Long-Term Debt

Long-term debt consisted of the following (in thousands):

	November 30, 2001[a]	2000[a]
Euro note, secured by one ship, bearing interest at euribor plus 0.5% (4.8% and 5.7% at November 30, 2001 and 2000, respectively), due through 2008	**$ 125,770**	$ 141,628
Unsecured notes, bearing interest at rates ranging from 6.15% to 7.7%, due through 2028[b]	**848,779**	848,657
Unsecured euro notes, bearing interest at rates ranging from euribor plus 0.19% to euribor plus 1.0% (3.9% to 4.9% and 5.2% to 6.1% at November 30, 2001 and 2000, respectively), due 2005 and 2006	**604,068**	814,076
Unsecured euro notes, bearing interest at 5.57%, due in 2006	**266,223**	
Unsecured 2% convertible notes, due in 2021	**600,000**	
Unsecured zero-coupon convertible notes, net of discount, with a face value of $1.05 billion, due in 2021	**501,945**	
Commercial paper, bearing interest at 6.6%		342,846
$200 million multi-currency revolving credit facility drawn in euros, bearing interest at 5.3% at November 30, 2000		160,862
Other	**29,833**	39,227
	2,976,618	2,347,296
Less portion due within one year	**(21,764)**	(248,219)
	$2,954,854	$2,099,077

(a) All borrowings are in U.S. dollars unless otherwise noted. Euro denominated notes have been translated to U.S. dollars at the period end exchange rate. At November 30, 2001 and 2000, approximately 66% and 52% of our debt was U.S. dollar denominated and 34% and 48% was euro denominated, respectively.

(b) These notes are not redeemable prior to maturity.

In April 2001, we issued $600 million of unsecured 2% notes that are convertible into 15.3 million shares of our common stock at a conversion price of $39.14 per share, subject to adjustment, contingent upon the price of our common stock being greater than 110% of the conversion price. This condition was not met during fiscal 2001. Subsequent to April 14, 2008, we may redeem all or a portion of the notes at their face value plus any unpaid accrued interest. In addition, on April 15 of 2005, 2008 and 2011 the noteholders may require us to repurchase all or a portion of the outstanding notes at their face value plus any unpaid accrued interest. Upon conversion, redemption or repurchase of the notes we may choose to deliver common stock, cash or a combination of cash and common stock with a total value equal to the value of the consideration otherwise deliverable. See Note 14.

In October 2001, we received net proceeds of $489 million from the issuance of zero-coupon convertible notes. These notes have a yield to maturity of 3.75% and are convertible commencing on March 1, 2002 into 17.4 million shares of our common stock, based on a conversion rate, subject to adjustment, of 16.5964 shares for each $1,000 principal amount at maturity of notes. The conversion feature is contingent upon the price of our common stock reaching certain targeted levels, also subject to adjustment. These levels commence at a low of $31.94 per share in fiscal 2002 and increase quarterly to $65.92 per share in fiscal 2021. Subsequent to October 23, 2008, we may redeem all or a portion of the notes at their accreted values. In addition, on October 24 of 2006, 2008, 2011 and 2016 the noteholders may require us to repurchase all or a portion of the outstanding notes at their accreted values. Upon conversion, redemption or repurchase of the notes we may choose to deliver common stock, cash or a combination of cash and common stock with a total value equal to the value of the consideration otherwise deliverable. See Note 14.

In May 2001, Costa entered into a five-year $231 million unsecured euro denominated revolving credit facility of which $137 million was available at November 30, 2001.

Effective July 2001, we replaced our $1 billion unsecured revolving credit facility and our $200 million unsecured multi-currency revolving credit facility with a $1.4 billion unsecured multi-currency revolving credit facility, due June 2006. The new revolving credit facility bears interest at libor/euribor plus 17 basis points ("BPS"), which will vary based on changes to our senior unsecured long-term debt ratings, and provides for an undrawn facility fee of eight BPS. Our commercial paper program is supported by this revolving credit facility and, accordingly, any amounts outstanding under our commercial paper program reduce the aggregate amount available under this facility. Since our commercial paper was backed by our long-term revolving credit facilities, balances outstanding under our commercial paper programs were classified as long-term in our November 30, 2000 balance sheet. At November 30, 2001, our entire $1.4 billion facility was available. This facility and other of our loan agreements contain covenants that require us, among other things, to maintain a minimum debt service coverage and limit our debt to tangible capital ratio. In addition, our ability to draw upon the then available portion of our $1.4 billion credit facility could be terminated if our business suffers a material adverse change. At November 30, 2001, we were in compliance with all of our debt covenants.

At November 30, 2001, the scheduled annual maturities of our long-term debt was as follows (in thousands):

Fiscal	
2002	$ 21,764
2003	145,897
2004	140,209
2005	885,365[a]
2006	1,226,860[a]
Thereafter	556,523
	$2,976,618

(a) Includes our 2% convertible notes in 2005 and our zero-coupon convertible notes in 2006 based on the date of the noteholders first put option.

Debt issuance costs are generally amortized to interest expense using the straight-line method over the term of the notes or to the noteholders first put option date, whichever is earlier. In addition, all loan issue discounts are amortized to interest expense using the effective interest method over the term of the notes.

Note 7—Commitments

Ship Commitments

A description of our ships under contract for construction at November 30, 2001 was as follows (in millions, except passenger capacity data):

Ship	Expected Service Date[1]	Shipyard	Passenger Capacity[2]	Estimated Total Cost[3]
Carnival:				
Carnival Pride[4]	12/01	Masa-Yards[5]	2,124	$ 375
Carnival Legend	8/02	Masa-Yards[5]	2,124	375
Carnival Conquest	12/02	Fincantieri	2,974	500
Carnival Glory	8/03	Fincantieri	2,974	500
Carnival Miracle	4/04	Masa-Yards[5]	2,124	375
Carnival Valor	11/04	Fincantieri[5]	2,974	500
Total Carnival			15,294	2,625
Holland America:				
Zuiderdam	12/02	Fincantieri[5]	1,848	410
Oosterdam	7/03	Fincantieri[5]	1,848	410
Newbuild	5/04	Fincantieri[5]	1,848	410
Newbuild	11/05	Fincantieri[5]	1,848	410
Total Holland America			7,392	1,640
Costa:				
Costa Mediterranea	7/03	Masa-Yards[6]	2,114	335
Costa Fortuna	1/04	Fincantieri[6]	2,720	390
Costa Magica	12/04	Fincantieri[6]	2,720	390
Total Costa			7,554	1,115
Cunard:				
Queen Mary 2	12/03	Chantiers de l'Atlantique[5]	2,620	780
Newbuild[7]	2/05	Fincantieri[5]	1,968	410
Total Cunard			4,588	1,190
Total			34,828	$6,570

(1) The expected service date is the date the ship is currently expected to begin its first revenue generating cruise.

(2) In accordance with cruise industry practice, passenger capacity is calculated based on two passengers per cabin even though some cabins can accommodate three or four passengers.

(3) Estimated total cost of the completed ship includes the contract price with the shipyard, design and engineering fees, capitalized interest, various owner supplied items and construction oversight costs.

(4) On December 14, 2001, we accepted delivery of the Carnival Pride.

(5) These construction contracts are denominated in euros and have been fixed into U.S. dollars through the utilization of forward foreign currency contracts. At November 30, 2001, the $567 million of unrealized losses from these forward contracts has been recorded as fair value of derivative contract liabilities on our November 30, 2001 balance sheet and are also included in the above estimated total cost of these construction contracts.

(6) These construction contracts are denominated in euros, which is Costa's functional currency. The estimated total costs have been translated into U.S. dollars using the November 30, 2001 exchange rate.

(7) This construction contract and related forward contracts were transferred from Holland America to Cunard in December 2001.

In addition to these ship construction contracts, in December 2001, we entered into one shipbuilding option with Fincantieri for a May 2006 delivery date. No assurance can be given as to whether we will exercise this option.

In connection with our ships under contract for construction, we have paid approximately $593 million through November 30, 2001 and anticipate paying the remaining estimated total cost as follows (in millions):

Fiscal	
2002	$1,751
2003	1,501
2004	2,037
2005	688
	$5,977

Port Facilities

At November 30, 2001, we had commitments through 2023, with initial or remaining terms in excess of one year, to pay minimum amounts for our annual usage of port facilities as follows (in thousands):

Fiscal	
2002	$ 21,831
2003	18,947
2004	19,318
2005	20,667
2006	19,211
Thereafter	178,405
	$278,379

Operating Leases

Rent expense under our operating leases, primarily for office and warehouse space, was $13 million in fiscal 2001 and $10 million in both fiscal 2000 and fiscal 1999. At November 30, 2001, minimum annual rentals for our operating leases, with initial or remaining terms in excess of one year, were as follows (in thousands):

Fiscal	
2002	$10,100
2003	8,600
2004	7,700
2005	7,600
2006	7,500
Thereafter	22,300
	$63,800

Note 8—Contingencies

Litigation

Several actions have been filed against Costa, Cunard and Tours alleging that they violated the Americans with Disabilities Act ("ADA") by failing to make certain cruise ships accessible to individuals with disabilities (collectively the "ADA Complaints"). Plaintiffs seek injunctive relief and fees and costs. These actions are proceeding.

Several actions filed in the U.S. District Court for the Southern District of Florida against us and four of our executive officers on behalf of a purported class of purchasers of our common stock were consolidated into one action in Florida (the "Stock Purchase Complaint"). The plaintiffs have claimed that statements we made in public filings violated federal securities laws and seek unspecified compensatory damages and attorney and expert fees and costs. This action is proceeding.

The ultimate outcomes of the pending ADA and Stock Purchase Complaints cannot be determined at this time. We believe that we and our executive officers have meritorious defenses to these claims and, accordingly, we intend to vigorously defend against these actions.

In August 2000, we received a grand jury subpoena requesting that we produce documents and records concerning environmental matters. We produced documents in response to the subpoena and are engaged in settlement discussions with the Office of the U.S. Attorney for the Southern District of Florida. No charges have been lodged against us. In the event that the investigation results in adverse findings with regard to our compliance with U.S. laws pertaining to the environment, a judgment could include fines and mandatory provisions relating to future compliance practices, among other forms of relief. However, the ultimate outcome of this matter cannot be determined at this time.

In February 2001, Holland America Line-USA, Inc. ("HAL, Inc."), our wholly-owned subsidiary, received a grand jury subpoena requesting that it produce documents and records relating to the air emissions from Holland America ships in Alaska. HAL, Inc. is responding to the subpoena. The ultimate outcome of this matter cannot be determined at this time.

Costa has instituted arbitration proceedings in Italy to confirm the validity of its decision not to deliver its ship, the Costa Classica, to the shipyard of Cammell Laird Holdings PLC ("Cammell Laird") under a $70 million contract for the conversion and lengthening of the ship. Costa has also given notice of termination of the contract. It is expected that the arbitration tribunal's decision will be made at the earliest by mid-2003. In the event that an award is given in favor of Cammell Laird the amount of damages which Costa will have to pay, if any, is not currently determinable. The ultimate outcome of this matter cannot be determined at this time.

In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. The majority of these claims and lawsuits are covered by insurance. We believe the ultimate outcome of any such actions, which are not covered by insurance, will not have a material adverse effect on our financial statements.

Contingent Obligations

At November 30, 2001, we had contingent obligations totaling $787 million to participants in lease out and lease back type transactions for three of our ships, which had an aggregate net book value of $980 million. Only in the remote event of nonperformance by certain major financial institutions, all of which have long-term credit ratings of AAA or AA, would we be required to make any payments under these contingent obligations. Between 2017 and 2022, we have the right to exercise options that would terminate these transactions at no cost to us. As a result of these three transactions we have received $67 million, which was recorded as deferred income on our balance sheets and is being amortized to nonoperating income through 2022. These transactions require that in the event our long-term debt ratings are reduced to A-, we must provide a letter of credit for $22 million, and if reduced below BBB, we must provide a letter of credit for an additional $94 million, or alternatively provide mortgages in the amount of $94 million on two of our ships.

Travel Vouchers

Pursuant to Carnival's and Holland America's settlement of port litigation, travel vouchers with face values of $10 to $55 were required to be issued to qualified past passengers. Approximately $125 million of these travel vouchers are available to be used for future travel prior to their expiration, principally in fiscal 2005. The amount and timing of the travel vouchers which may be redeemed is not reasonably determinable. Accordingly, we will account for the redemption of these travel vouchers as a reduction to our future revenues as they are used.

Note 9—Income and Other Taxes

We believe that substantially all of our income, with the exception of our U.S. source income from the transportation, hotel and tour businesses of Tours, is exempt from U.S. federal income taxes. If we were found not to qualify for exemption pursuant to applicable income tax treaties or under the Internal Revenue Code, as amended, (the "Code") or if the Code were to be changed in a manner adverse to us, a portion of our income would become subject to taxation by the U.S. at higher than normal corporate tax rates.

Some of our subsidiaries, including Costa and Tours, are subject to foreign and/or U.S. income taxes. In fiscal 2001, we recognized a $9 million income tax benefit from Costa primarily due to changes in Italian tax laws. Finally, we do not expect to incur income taxes on future distributions of undistributed earnings of foreign subsidiaries and, accordingly, no deferred income taxes have been provided for the distribution of these earnings.

In addition to or in place of income taxes, virtually all jurisdictions where our ships call, impose taxes based on passenger counts, ship tonnage or some other measure. These taxes are recorded as operating expenses in the accompanying statements of operations.

Note 10—Shareholders' Equity

Our Articles of Incorporation authorize our Board of Directors, at their discretion, to issue up to 40 million shares of our preferred stock. At November 30, 2001 and 2000, no preferred stock had been issued.

In December 1998, we issued 17 million shares of our common stock in a public offering and received net proceeds of approximately $725 million. We issued the stock concurrent with the addition of our common stock to the S&P 500 Composite Index.

In February 2000, our Board of Directors authorized the repurchase of up to $1 billion of our common stock. As of November 30, 2001, we had repurchased 33.1 million shares of our common stock at a cost of $705 million pursuant to this authorization. In addition, we received 761,000 shares of our common stock from our chief executive officer valued at its quoted market price of $23 million, which we recorded as treasury stock, in payment of the exercise price for two million shares of our common stock issued to him pursuant to a stock option plan (see Note 13).

At November 30, 2001, there were 53 million shares of our common stock reserved for issuance pursuant to our convertible notes and our stock option, employee stock purchase, restricted stock and dividend reinvestment plans. During fiscal 2001, we declared cash dividends aggregating $0.42 per share for the year.

At November 30, 2001 and 2000, AOCI included cumulative foreign currency translation adjustments which decreased shareholders' equity by $22 million and $68 million, respectively.

Note 11—Financial Instruments

We estimated the fair value of our financial instruments through the use of public market prices, quotes from financial institutions and other available information. Considerable judgment is required in interpreting data to develop estimates of fair value and, accordingly, amounts are not necessarily indicative of the amounts that we could realize in a current market exchange. Our financial instruments are not held for trading or other speculative purposes.

Cash and Cash Equivalents

The carrying amounts of our cash and cash equivalents approximate their fair values due to their short maturities.

Other Assets

At November 30, 2001 and 2000, long-term other assets included marketable securities, held in Rabbi Trusts for certain of our nonqualified benefit plans, and notes and other receivables, principally collaterized by a ship, the former Nieuw Amsterdam. These assets had carrying and fair values of $143 million at November 30, 2001 and $135 million at November 30, 2000. Fair values were based on public market prices, estimated discounted future cash flows or estimated fair value of collateral.

Long-Term Debt

At November 30, 2001 and 2000, the fair value of our long-term debt, including the current portion, was $2.95 billion and $2.27 billion, respectively, which was $26 million and $75 million less than its carrying value on those respective dates. The net difference between the fair value of our long-term debt and its carrying value was due primarily to our issuance of debt obligations at fixed interest rates that are below market interest rates in existence at the measurement dates. The fair values of our unsecured notes, convertible notes and unsecured 5.57% euro notes were based on their public market prices. The fair values of our other long-term debt were estimated based on appropriate market interest rates being applied to this debt.

Foreign Currency Contracts

We have forward foreign currency contracts, designated as foreign currency fair value hedges, for ten of our euro denominated shipbuilding contracts (see Note 7). At November 30, 2001 and 2000, the fair value of these forward contracts was an unrealized loss of $567 million and $538 million, respectively. These forward contracts mature through 2005. The fair values of our forward contracts were estimated based on prices quoted by financial institutions for these instruments.

Interest Rate Swaps

We have interest rate swap agreements designated as fair value hedges whereby we receive fixed interest rate payments in exchange for making variable interest rate payments. At November 30, 2001, these interest rate swap agreements effectively changed $225 million of fixed rate debt with a weighted-average fixed interest rate of 6.8% to Libor-based floating rate debt.

In addition, we also have interest rate swap agreements designated as cash flow hedges whereby we receive variable interest rate payments in exchange for making fixed interest rate payments. At November 30, 2001 and 2000, these interest rate swap agreements effectively changed $637 million and $762 million, respectively, of euribor floating rate debt to fixed rate debt with a weighted-average fixed interest rate of 5.3% and 5.2%, respectively.

These interest rate swap agreements mature through 2006. At November 30, 2001 and 2000, the fair value of our interest rate swaps was a net unrealized loss of $3.3 million and $2.8 million, respectively. The fair values of our interest rate swap agreements were estimated based on appropriate market interest rates being applied to these instruments.

Note 12—Segment Information

Our cruise segment included six cruise brands (five, excluding Costa, prior to fiscal 2001), which have been aggregated as a single operating segment based on the similarity of their economic and other characteristics. Cruise revenues are comprised of sales of passenger cruise tickets, including, in some cases, air transportation to and from the cruise ships, and revenues from certain onboard activities and other services. The tour segment represents the transportation, hotel and tour operations of Tours.

The significant accounting policies of the segments are the same as those described in Note 2—"Summary of Significant Accounting Policies." Cruise revenues included intersegment revenues which primarily represent billings to the tour segment for the cruise portion of a tour when a cruise is sold as a part of a tour package. In addition, cruise and tour operating expenses included a cost allocation of certain corporate and other expenses. Information for the cruise and tour segments for fiscal 2001, 2000 and 1999 was as follows (in thousands):

	Revenues	Operating income (loss)	Depreciation and amortization	Capital expenditures	Total assets
2001					
Cruise	**$4,357,942**	**$ 958,273[a]**	**$359,314**	**$ 801,453**	**$ 9,905,353[b]**
Tour	**229,483**	**(10,357)[a]**	**11,474**	**25,108**	**188,296[c]**
Affiliated operations[d]		**(44,024)**			
Intersegment elimination	**(51,674)**				
Corporate[e]		**(12,161)**	**1,436**	**7**	**1,469,903**
	$4,535,751	**$ 891,731**	**$372,224**	**$ 826,568**	**$11,563,552**
2000					
Cruise	$3,578,372	$ 957,226	$276,483	$ 972,270	$ 9,093,646[b]
Tour	259,662	7,664	10,825	30,129	199,722[c]
Affiliated operations		37,828[b]			437,391
Intersegment elimination	(59,492)				
Corporate[e]		(19,760)	359	949	100,561
	$3,778,542	$ 982,958	$287,667	$1,003,348	$ 9,831,320
1999					
Cruise	$3,286,701	$ 947,452	$232,942	$ 837,126	$ 6,938,411
Tour	271,828	10,403	10,716	24,416	185,591[c]
Affiliated operations		75,758[b]			586,922
Intersegment elimination	(61,059)				
Corporate[e]		(13,914)		11,442	575,431
	$3,497,470	$1,019,699	$243,658	$ 872,984	$ 8,286,355

(a) Cruise and tour operating income (loss) included $134 million and $6 million of impairment charges, respectively (see Note 4).

(b) The November 30, 2001 and 2000 cruise assets included Costa, while Costa's results of operations were presented in the affiliated operations segment for 2000 and 1999 (see Notes 2 and 17).

(c) Tour assets primarily included hotels in Alaska and the Canadian Yukon, luxury dayboats offering tours to the glaciers of Alaska, motor coaches used for sightseeing and charters in the states of Washington and Alaska and private, domed rail cars which are run on the Alaska Railroad between Anchorage and Fairbanks.

(d) On June 1, 2001 we sold our investment in Airtours. Accordingly, we did not record any equity in the earnings or losses from the affiliated operations of Airtours after our quarter ended May 31, 2001.

(e) Operating loss represented corporate expenses not allocated to segments. Corporate assets primarily included cash, cash equivalents, short-term investments, debt issuance costs and transportation assets.

See Note 5 for affiliated operations segment information which were not included in our consolidated operations.

Foreign revenues for our cruise brands, including Costa in 2001, represent sales generated from outside the U.S. primarily by foreign tour operators and foreign travel agencies. The majority of these foreign revenues are from Italy, Canada, United Kingdom, France, Germany and Spain. Foreign assets represent assets which are located outside of the U.S. and included all of our ships. Revenues and year-end asset information by geographic area was as follows (in thousands):

	2001	2000	1999
Revenues:			
United States	**$ 3,489,913**	$3,180,667	$2,934,492
Foreign	**1,045,838**	597,875	562,978
	$ 4,535,751	$3,778,542	$3,497,470
Assets:			
United States	**$ 2,040,145**	$ 680,897	$1,063,963
Foreign	**9,523,407**	9,150,423	7,222,392
	$11,563,552	$9,831,320	$8,286,355

Note 13—Benefit Plans

Stock Option Plans

We have stock option plans primarily for supervisory and management level employees and members of our Board of Directors. The plans are administered by a committee of three of our directors (the "Committee") which determines who is eligible to participate, the number of shares for which options are to be granted and the amounts that may be exercised within a specified term. The option exercise price is generally set by the Committee at 100% of the fair market value of the common stock on the date the option is granted. Substantially all options granted during fiscal 2001, 2000 and 1999 were granted at an exercise price per share equal to the fair market value of our common stock on the date of grant. Employee options generally have vested evenly over five years and have a ten year term and director options granted prior to fiscal 2001 have vested immediately and have a five or ten year term. Director options granted subsequent to fiscal 2000 will vest evenly over five years and have a ten year term. At November 30, 2001, options for 704,000 shares were available for future grants under our 2001 Outside Directors Stock Option Plan. In addition, on January 14, 2002, our Board of Directors authorized the adoption of our 2002 Stock Option Plan, subject to shareholder approval, under which 40 million shares will be available for future option grants. A summary of the activity and status of our stock option plans was as follows:

	Weighted Average Exercise Price Per Share			Number of Options Years Ended November 30,		
	2001	2000	1999	**2001**	2000	1999
Outstanding options—beginning of year	**$26.80**	$22.70	$14.95	**8,840,793**	6,517,168	5,987,574
Options granted	**$26.44**	$35.92	$44.54	**6,580,250**	2,910,575	1,641,400
Options exercised	**$11.70**	$13.43	$11.01	**(2,218,075)**	(244,850)	(956,706)
Options canceled	**$35.15**	$35.91	$26.55	**(428,675)**	(342,100)	(155,100)
Outstanding options—end of year	**$28.95**	$26.80	$22.70	**12,774,293**	8,840,793	6,517,168
Options exercisable—end of year	**$25.96**	$15.82	$12.64	**2,972,498**	4,042,452	3,601,993

Information with respect to outstanding and exercisable stock options at November 30, 2001 was as follows:

	Options Outstanding			Options Exercisable	
Exercise Price Range	Shares	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 1.94-$ 2.25	35,980	(1)	$ 2.05	35,980	$ 2.05
$ 6.94-$10.31	195,800	0.7	$ 7.31	195,800	$ 7.31
$10.59-$15.00	707,000	3.3	$11.37	707,000	$11.37
$16.28-$22.57	4,160,269	9.1	$21.59	545,551	$19.31
$24.63-$29.81	4,307,144	8.6	$28.75	460,894	$26.40
$33.04-$41.34	294,000	7.8	$35.22	117,733	$36.04
$43.56-$48.56	3,074,100	7.7	$44.36	909,540	$44.73
Total	12,774,293	8.1	$28.95	2,972,498	$25.96

(1) These stock options do not have an expiration date.

Pursuant to SFAS No. 123, we elected to use the intrinsic value method of accounting for employee and director stock-based compensation awards. Accordingly, we have not recognized compensation expense for our noncompensatory employee and director stock option awards. Our pro forma net income and earnings per share for fiscal 2001, had we elected to adopt the fair value approach (which charges earnings for the estimated fair value of stock options) of SFAS No. 123, would have been $904 million and $1.54 per share, and would not have been materially different from reported net income and earnings per share for fiscal 2000 and 1999.

The weighted-average fair values of options we granted during fiscal 2001, 2000 and 1999 were $12.67, $13.31 and $15.15 per share, respectively, at the dates of grant. The fair values of options were estimated using the Black-Scholes option pricing model with the following weighted-average assumptions for fiscal 2001, 2000 and 1999, respectively; expected dividend yields of 1.16%, 1.17% and 0.80%; expected volatility of 50.0%, 28.9% and 26.3%; risk free interest rates of 4.5%, 6.4% and 4.8%; and expected option life of six years for all periods.

Restricted Stock Plan

We have a restricted stock plan under which three executive officers have been issued restricted shares of our common stock. These shares have the same rights as our common stock, except for restriction and forfeiture provisions. During fiscal 2001, 2000 and 1999, 150,000 shares of common stock were issued each year which were valued at $5 million, $6 million and $7 million, respectively. Unearned stock compensation was recorded in stockholders' equity at the date of award based on the quoted market price of the shares on the date of grant and is amortized to expense using the straight-line method from the grant date through the vesting date. These shares vest five years after the grant date. As of November 30, 2001 and 2000 there were 647,000 shares and 497,000 shares, respectively, issued under the plan which remain to be vested.

Defined Benefit Pension Plans

We have one qualified and one nonqualified defined benefit pension plan that is available to full-time Carnival and corporate shoreside employees who were employed by Carnival before January 1, 1998. Our funding policy for this qualified plan is to annually contribute at least the amount required under the applicable labor regulations. The nonqualified plan is unfunded. In addition, we have two nonqualified plans, one for the Carnival shipboard employees, except for deck and engine officers, and one supplemental executive retirement plan ("SERP") in which two executive officers currently participate. The Carnival shipboard nonqualified plan is funded by contributions into a Rabbi Trust and the SERP is unfunded. At November 30, 2001, the Carnival shipboard plan had a minimum pension liability adjustment of $5.5 million included in AOCI. Total expense for these defined benefit pension plans was $8 million, $6 million and $4 million in fiscal 2001, 2000 and 1999, respectively.

Defined Contribution Plans

We have several defined contribution plans available to substantially all U.S. and Canadian employees, to Cunard's United Kingdom employees and to Carnival's shipboard deck and engine officers. We contribute to these plans based on employee contributions, salary levels and length of service. Total expense relating to these plans was $8 million, $7 million and $6 million in fiscal 2001, 2000 and 1999, respectively.

Employee Stock Purchase Plan

We have an Employee Stock Purchase Plan which is authorized to issue up to 4,000,000 shares of our common stock to substantially all of our employees. The purchase price is derived from a formula based on 85% of the fair market value of our common stock during the six-month purchase period, as defined. During fiscal 2001, 2000 and 1999, we issued 82,733, 171,886 and 144,911 shares, respectively, at a weighted-average share price of $21.94, $26.36 and $36.67, respectively, under this plan.

Note 14—Earnings per Share

Our basic and diluted earnings per share were computed as follows (in thousands, except per share data):

	Years Ended November 30,		
	2001	2000	1999
Net income	**$926,200**	$965,458	$1,027,240
Effect on net income of assumed issuance of affiliate securities			(3,299)
Net income, as adjusted	**$926,200**	$965,458	$1,023,941
Weighted average common shares outstanding	**585,064**	599,665	612,484
Dilutive effect of stock plans	**1,798**	2,247	3,516
Diluted weighted average shares outstanding	**586,862**	601,912	616,000
Basic earnings per share	**$ 1.58**	$ 1.61	$ 1.68
Diluted earnings per share	**$ 1.58**	$ 1.60	$ 1.66

During fiscal 2001, 2000 and 1999, the exercise prices for 5.4 million, 4.4 million and 1.1 million options, respectively, were greater than the average fair market prices of our common stock for those periods and, consequently, were excluded from our diluted earnings per share computations since they were anti-dilutive.

In addition, our 2001 diluted earnings per share computation did not include 32.7 million shares of our common stock issuable upon conversion of our 2% and zero-coupon convertible notes, as this common stock was not issuable under the contingent issuance provisions of these debt instruments.

Note 15—Supplemental Cash Flow Information

(in thousands)	Years Ended November 30, **2001**	2000	1999
Cash paid (received) for:			
Interest, net of amount capitalized	**$109,321**	$40,431	$ 49,836
Income taxes	**$ 3,931**	$ (800)	$ 3,841
Noncash investing and financing activities:			
Common stock received as payment of stock option exercise price	**$ 22,500**		
Note received upon the sale of the Nieuw Amsterdam		$84,500	
Common stock issued for acquisition of Cunard Line Limited minority interest			$127,069

Note 16—Recent Accounting Pronouncements

In June 2001, SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" were issued. SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method. SFAS No. 141 also further clarifies the criteria for recognition of intangible assets separately from goodwill. Our adoption of this standard is not expected to have a material effect on our accounting for prior business combinations.

SFAS No. 142 eliminates the amortization of goodwill and indefinite-lived intangible assets and requires an annual, or when events or circumstances dictate a more frequent, impairment review of both these non-amortizable intangible assets. Identifiable intangible assets with a determinable useful life will continue to be amortized. The amortization provisions apply immediately to goodwill and other intangible assets acquired after June 30, 2001. Goodwill and other intangible assets acquired prior to June 30, 2001 will be affected upon adoption. We intend to early adopt SFAS No. 142 as of the beginning of fiscal 2002. Accordingly, we no longer intend to amortize goodwill as of December 1, 2001, and will perform a transitional impairment test of our existing goodwill as of December 1, 2001 and annually thereafter. Our cessation of goodwill amortization will result in a reduction of $20 million in annual goodwill amortization, assuming no future impairment of goodwill. Goodwill amortization was $25 million, $23 million and $21 million in fiscal 2001, 2000 and 1999, respectively.

The SFAS No. 142 goodwill impairment review consists of a two-step process of first determining the fair value of the reporting unit and comparing it to the carrying value of the net assets allocated to the reporting unit. If this fair value exceeds the carrying value, no further analysis is required. If the fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their fair value. If necessary, goodwill is then written-down to its implied fair value. We must complete the first step of the transitional impairment review by May 31, 2002 and, if necessary, the second step by November 30, 2002. We do not expect that there will be any impairment of our goodwill upon adoption.

In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued. SFAS No. 144 requires (i) the recognition and measurement of the impairment of long-lived assets to be held and used and (ii) the measurement of long-lived assets to be held for sale. SFAS No. 144 is effective for us in fiscal 2003. We have not completed our review of SFAS No. 144, however, we expect that the adoption of this standard will not have a material effect on our financial statements since the impairment assessment under SFAS No. 144 is largely unchanged from existing literature.

Note 17—Costa Acquisition

From June 1997 through September 28, 2000, we owned 50% of Costa. On September 29, 2000, we acquired the remaining 50% interest in Costa from Airtours at a cost of $511 million. Substantially all of the purchase price was funded by euro denominated borrowings. We accounted for this transaction using the purchase accounting method.

Had the above transaction occurred on December 1, 1998, our unaudited consolidated revenues for fiscal 2000 and 1999 would have been approximately $4.3 billion and $4.1 billion, respectively. The impact on our unaudited consolidated net income and earnings per share for fiscal 2000 and 1999 would not have been material.

The impact on our assets and liabilities related to this acquisition was as follows (in thousands):

Fair value of acquired assets	$ 915,437
Debt assumed	(310,259)
Other liabilities assumed	(94,354)
Cash paid for acquisition	510,824
Cash acquired and consolidated	(130,539)
Net cash paid as reflected in our 2000 statement of cash flows	$ 380,285

Note 18—Subsequent Event

Subsequent to November 30, 2001, we announced that we had made a pre-conditional offer to acquire P&O Princess Cruises plc ("P&O"), the world's third largest cruise company. The value of our offer as of February 15, 2002 was approximately $5.4 billion to be paid in shares of our common stock. In addition, we will assume P&O net debt, which was approximately $1.4 billion at December 31, 2001. It is our intention, upon closing of the transaction, to pay approximately $2.4 billion of the purchase price in cash, subject to our obtaining satisfactory financing, which will reduce the portion of our offer that will be paid in shares of our common stock. As of the date we made our pre-conditional offer, P&O and Royal Caribbean Cruises Ltd. ("RCL") were parties to a series of agreements that would result in a combination of P&O and RCL in a dual listed structure. P&O has rejected our pre-conditional offer and has recommended the combination with RCL to its shareholders. Both the combination with RCL and our offer are subject to certain conditions, including regulatory clearances. No assurance can be given that we will be successful in acquiring P&O.

Report of Independent Certified Public Accountants

To the Board of Directors and Shareholders of
Carnival Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Carnival Corporation and its subsidiaries at November 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the Company changed its method of accounting for derivative instruments and hedging activities in 2001.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Miami, Florida
January 29, 2002, *except as to Note 18 which is dated as of February 15, 2002*

Special Note Regarding Forward-Looking Statements

Certain statements in this "Management's Discussion and Analysis of Financial Condition and Results of Operations," in our letter to shareholders and elsewhere in this 2001 Annual Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, wherever possible, to identify such statements by using words such as "anticipate," "assume," "believe," "expect," "forecast," "future," "intend," and words and terms of similar substance in connection with any discussion of future operating or financial performance. These forward-looking statements, including those which may impact the forecasting of our net revenue yields, booking levels, pricing, occupancy or business prospects, involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following:

- general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for our cruise products;
- consumer demand for cruises and other vacation options;
- other vacation industry competition;
- effects on consumer demand of armed conflicts, political instability, terrorism, the availability of air service and adverse media publicity;
- increases in cruise industry and vacation industry capacity;
- continued availability of attractive port destinations;
- changes in tax laws and regulations;
- changes in financial and equity markets;
- our ability to implement our brand strategy;
- our ability to implement our shipbuilding program and to continue to expand our business outside the North American market;
- our ability to attract and retain shipboard crew;
- changes in foreign currency rates, security expenses, food, fuel, insurance and commodity prices and interest rates;
- delivery of new ships on schedule and at the contracted prices;
- weather patterns or natural disasters;
- unscheduled ship repairs and drydocking;
- incidents involving cruise ships;
- impact of pending or threatened litigation;
- ability to successfully implement cost improvement plans;
- continuing financial viability of our travel agent distribution system; and
- changes in laws and regulations applicable to us.

We caution the reader that these risks may not be exhaustive. We operate in a continually changing business environment, and new risks emerge from time to time. We cannot predict such risks nor can we assess the impact, if any, of such risks on our business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Critical Accounting Policies

Our critical accounting policies are those which we believe require our most subjective or complex judgments; often as a result of the need to make estimates about the effect of matters that are inherently uncertain. A discussion of our critical accounting policies, the underlying judgments and uncertainties affecting their application and the likelihood that materially different amounts would be reported under different conditions or using different assumptions, is as follows:

Ship Accounting

Our most significant assets are our ships, which represent 69% of our total assets. We utilize several critical accounting policies dealing with our ship accounting. First, we compute our ships' depreciation expense, which requires us to estimate the average useful lives of each of our ships, as well as their salvage values. Secondly, we account for ship improvement costs by capitalizing those costs which we believe will add value to our ships and depreciate those improvements over their estimated useful lives. Finally, we account for the replacement or refurbishment of our ship components and recognize the resulting gain or loss in operations.

We determine the average useful lives of our ships based primarily on our estimates of the average useful lives of the ships' major component systems, such as cabins, main diesels, main electric, superstructure and hull. In addition, we consider, among other things, the impact of anticipated technological changes, long-term vacation market conditions and competition and historical useful lives of similarly-built ships. We have estimated our new ships' average useful lives at 30 years and their salvage values at 15% of our original ship cost.

Given the very large and complex nature of our ships, all the above ship accounting estimates require considerable judgment and are inherently uncertain.

We do not have cost segregation studies performed to specifically componentize our ship systems; therefore, our overall estimates of the relative costs of these component systems are based principally on general and technical information known about major ship component system lives and our knowledge of the cruise industry. In addition, we do not identify and track the depreciation of specific component systems, but instead utilize estimates when determining the net cost basis of assets being replaced or refurbished. If materially different conditions existed, or if we materially changed our assumptions of ship lives and salvage values, our depreciation expense, gain or loss on replacement or refurbishment of ship assets and net book value of our ships would be materially different. In addition, if we change our assumptions in making our determinations as to whether improvements to a ship add value, the amounts we expense each year as repair and maintenance costs could increase, partially offset by a decrease in depreciation expense, as less costs would have been initially capitalized to our ships.

We believe that the estimates we made for ship accounting purposes are reasonable and our methods are consistently applied and, accordingly, result in depreciation expense that is based on a rational and systematic method to equitably allocate the costs of our ships to the periods during which services are obtained from their use. In addition, we believe that the estimates we made are reasonable and our methods consistently applied (1) in determining the overall relative costs of our ships' component systems; (2) in determining which ship improvement costs add value to our ships; and (3) in determining the net cost basis of ship component assets being replaced or refurbished. Finally, we believe our critical ship accounting policies are generally comparable with those of other major cruise companies.

Asset Impairment

Our review of our long-lived assets, principally ships, and goodwill requires us to initially estimate the undiscounted future cash flow of these assets, whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. If such analysis indicates that a possible impairment may exist, as described in Note 2 in the accompanying financial statements, we are required to then estimate the fair value of the asset, principally determined either by third party appraisals, sales price negotiations or estimated discounted future cash flows, which includes making estimates of the timing of the future cash flows, discount rates and reflecting varying degrees of perceived risk.

The determination of fair value includes numerous uncertainties, unless a viable actively traded market exists for the asset, which is sometimes not the case for used cruise ships. For example, in determining fair values of ships utilizing discounted forecasted cash flows, significant judgments are made concerning future net revenue yields, operating, selling and administrative costs per available berth day, interest and discount rates, cruise itineraries, ship additions and retirements, technological changes, consumer demand, governmental regulations and the effects of competition. In addition, third party appraisers are sometimes used to determine fair values and some of their valuation methodologies are also subject to similar types of uncertainties. We believe that we have made reasonable estimates and judgments in determining whether our long-lived assets and goodwill have been impaired, however, if there is a material change in the assumptions used in our determination of fair values or if there is a material change in the conditions or circumstances influencing fair value, we could be required to recognize a material impairment charge.

Contingencies—Litigation

We are a party to two grand jury investigations related to environmental issues, as well as other legal actions. See Note 8 in the accompanying financial statements for additional information concerning our litigation contingencies. We periodically assess the potential liabilities related to any lawsuits or claims brought against us. While it is typically very difficult to determine the timing and ultimate outcome of these actions, we use our best judgment to determine if it is probable that we will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable loss, if any, can be made.

Given the inherent uncertainty related to the eventual outcome of litigation, it is possible that all or some of these matters may be resolved for amounts materially different from any provisions that we may have made with respect to their resolution.

Proposed Exposure Draft

In June 2001, the Accounting Standards Executive Committee issued a Statement of Position exposed draft, entitled "Accounting for Certain Costs and Activities Related to Property, Plant and Equipment" ("Proposed SOP"). If issued in its current form, the Proposed SOP would require, among other things, significant changes to our ship accounting. Specifically, we would be required to adopt the component method of accounting for our ships, which would require us, among other things, to maintain very detailed historical cost records for the components of our ships and may result in changes in the amount and timing of depreciation and repair and maintenance expenses and the amount of gain or loss recognized on the replacement or refurbishment of ship component parts. In addition, we would have to expense drydock costs as incurred instead of amortizing our costs to expense generally over one or two years. Finally, we would have to treat liquidated damages received from shipyards for delay delivery damages as a reduction to our ships' cost basis instead of our current treatment of recording liquidated damages as nonoperating income, since they are a reimbursement for expenses incurred and lost profits. If adopted, the Proposed SOP would be effective for us in fiscal 2003. We have not completed an analysis of the impact this Proposed SOP would have on our financial statements, as we are uncertain whether, or in what form, this Proposed SOP will be adopted.

Results of Operations

We earn our cruise revenues primarily from the following:

- the sale of passenger cruise tickets, which includes accommodations, meals, and most onboard activities,
- the sale of air transportation to and from our cruise ships, and
- the sale of goods and services on board our cruise ships, such as casino gaming, bar sales, gift shop and photo sales, shore excursions and spa services.

We also derive revenues from the tour and related operations of Tours.

For segment information related to our revenues, operating income and other financial information see Note 12 in the accompanying financial statements. Operations data expressed as a percentage of total revenues and selected statistical information was as follows:

	Years Ended November 30,		
	2001	2000	1999
Revenues	**100%**	100%	100%
Costs and Expenses			
Operating	**54**	54	53
Selling and administrative	**14**	13	13
Depreciation and amortization	**8**	8	7
Impairment charge	**3**		
Operating Income Before (Loss) Income From Affiliated Operations	**21**	25	27
(Loss) Income From Affiliated Operations, Net	**(1)**	1	2
Net Income	**20%**	26%	29%
Selected Statistical Information (in thousands):			
Passengers carried	**3,385**	2,669	2,366
Available lower berth days	**20,685**	15,888	14,336
Occupancy percentage	**104.7%**	105.4%	104.3%

Commencing in fiscal 2001, our statements of operations and selected statistical information included the consolidation of Costa's results of operations. In fiscal 2000 and 1999, our 50% interest in Costa's results of operations were recorded in affiliated operations and were not included in the 2000 or 1999 statistical information.

General

Our cruise and tour operations experience varying degrees of seasonality. Our revenue from the sale of passenger tickets for our cruise operations is moderately seasonal. Historically, demand for cruises has been greatest during the summer months. Our tour revenues are highly seasonal, with a vast majority of tour revenues generated during the late spring and summer months in conjunction with the Alaska cruise season.

Through fiscal 2000, we recorded our share of Airtours' and Costa's operating results as earnings from affiliated operations on a two-month lag basis. Beginning in fiscal 2001, all of Costa's results of operations were consolidated into our financial statements on a current month basis, thus eliminating the two-month lag in reporting Costa's results of operations. This change in the timing of reporting periods, as well as Costa's greater seasonality, has increased the seasonality of our quarterly results of operations, most significantly between our third and fourth fiscal quarters. Costa's seasonally strong summer results of operations have been recorded in our third quarter in fiscal 2001 versus in the fourth quarter in fiscal 2000.

In addition, on June 1, 2001 we sold our investment in Airtours and, accordingly, we ceased recording Airtours' results in our affiliated operations as of the end of our second quarter of fiscal 2001. Historically, Airtours' results were very seasonal, with losses recorded in the first half of our fiscal year and substantially all of Airtours' profits being recognized in our fourth quarter.

The year over year percentage increase in our average passenger capacity resulting primarily from the 2002 and subsequent delivery of ships under contract for construction for fiscal 2002, 2003 and 2004 is expected to approximate 4.2%, 17.0% and 17.2%, respectively. Substantially all of our fiscal 2002 capacity increase will be in our Carnival and Costa brands.

Outlook for Fiscal 2002 ("2002")

The events of September 11 and their aftermath coupled with the already soft global economy, both of which adversely affected leisure travel and lowered consumer confidence, will negatively impact our 2002 operating results. We believe the impact of September 11 should be greatest in the first quarter of 2002, because of the tremendous reduction in booking volumes during the two months following September 11 and the resultant reduction in cruise prices needed to stimulate booking volumes. Since mid-November 2001, we have continued to see an improvement in our booking volumes and prices.

On February 12, 2002, we announced that our net bookings during the first five weeks of "Wave Season," traditionally the time of the cruise industry's highest booking levels, had increased 8% over the same period last year, compared to an expected 3% capacity increase for the first nine months of 2002. In addition, pricing had largely recovered from the significantly discounted prices experienced after the events of September 11, 2001, with pricing during the weeks leading up to February 12, 2002 almost equal to pricing at the same time last year. Because of the improved booking levels and pricing, we estimate that net revenue yields for the first quarter of 2002 will be down approximately 8% compared to our previous guidance of 10% to 15%. Finally, while cumulative advance booking levels and prices for the second through fourth quarters of 2002 were still below last year's levels, we expect that net revenue yields for the remainder of 2002 should continue to improve compared to the 8% decrease expected in the first quarter of 2002.

Fiscal 2001 ("2001") Compared to Fiscal 2000 ("2000")

Revenues

Revenues increased $757 million, or 20%, in 2001 compared to 2000. Cruise revenues increased by $780 million or 21.8%, to $4.36 billion in 2001 from $3.58 billion in 2000. Approximately $598 million of our cruise revenue increase was due to the consolidation of Costa, and $182 million was due to increased revenues from our other brands. Our other brands' cruise revenues change resulted from an increase of 9.6% in our passenger capacity, partially offset by a 4.1% decrease in our gross revenue per passenger cruise day and a slight decrease in our occupancy rate of 0.4%. Our post-September 11 cruise results were adversely affected by the September 11 terrorist attacks, which impacted all leisure travel and caused significant price competition among alternative vacation options in order to stimulate demand. Due to this significant reduction in demand for post-September 11 travel, we had lower occupancies and prices during our 2001 fourth quarter. In addition, the slowdown in the general economic and business conditions throughout fiscal 2001 also adversely impacted our customers and, accordingly, had an overall negative effect on our 2001 gross revenues compared to 2000. Our luxury cruise brands, which comprised approximately 8% of our average capacity during 2001, were particularly affected by this slowdown, and realized significantly lower pricing during most of 2001 compared to 2000.

Costs and Expenses

Operating expenses increased $410 million, or 19.9%, in 2001 compared to 2000. Cruise operating costs increased by $423 million, or 22.1%, to $2.33 billion in 2001 from $1.91 billion in 2000. Approximately $340 million of our cruise operating cost increase was due to the consolidation of Costa, and the remaining $83 million of the increase was from our other brands. Cruise operating costs, excluding Costa, increased in 2001 primarily from additional costs associated with our 9.6% increase in passenger capacity, partially offset by a 4.4% decrease in our operating expenses per available berth day. Excluding Costa, cruise operating costs as a percentage of cruise revenues were 53% and 53.4% in 2001 and 2000, respectively.

Selling and administrative expenses increased $131 million, or 26.9%, to $619 million in 2001 from $487 million in 2000. Approximately $98 million of our increase was due to the consolidation of Costa, and the remaining $33 million of the increase was from our other brands. Selling and administrative expenses, excluding Costa, increased in 2001 primarily from additional expenses associated with our 9.6% increase in passenger capacity and the 0.6% increase in our cruise selling and administrative expenses per available berth day. Excluding Costa, selling and administrative expenses as a percentage of revenues were 13.2% and 12.9% in 2001 and 2000, respectively.

Depreciation and amortization increased by $85 million, or 29.4%, to $372 million in 2001 from $288 million in 2000. This increase was primarily from our consolidation of Costa, which accounted for approximately $50 million of the increase, and the majority of the remaining $35 million increase was due to our expansion of the fleet and ship improvement expenditures.

See Note 4 in the accompanying financial statements for additional information regarding our $140 million impairment charge in 2001.

Affiliated Operations

During 2001, we recorded $44 million of losses from affiliated operations as compared with $38 million of income in 2000. Our portion of Airtours' losses in 2001 was $43 million as compared to $41 million of losses in 2000. In fiscal 2001 Costa's results of operations have been consolidated and are not included in our 2001 affiliated operations. We recorded income of $77 million during 2000 from our interest in Costa. See the "Nonoperating Income (Expense)" and "Affiliated Operations" sections below for a discussion of certain nonrecurring events. See Notes 5 and 17 in the accompanying financial statements for additional information regarding our affiliated operations and the acquisition of Costa.

Nonoperating Income (Expense)

Interest expense, net of interest income and excluding capitalized interest, increased to $116 million in 2001 from $66 million in 2000. An approximate $99 million increase in interest expense was caused by our higher average outstanding debt balances, partially offset by $30 million of additional interest income from our higher average invested cash balances and a $19 million reduction in net interest expense due to lower interest rates. The higher average debt balances were primarily from our acquisition and consolidation of Costa and our issuance of $600 million of 2% convertible notes in April 2001. Capitalized interest decreased $12 million during 2001 as compared to 2000 due primarily to our lower average levels of investment in ship construction projects.

Other income in 2001 of $109 million consisted primarily of a gain of $101 million from the sale of our investment in Airtours, a $13 million gain from a settlement agreement with the manufacturers of some of our ship propulsion systems to reimburse us for lost revenues and expenses incurred due to disruption in service during 2000, a $16 million gain from the sale of our interest in CRC, partially offset by $9 million of short-term investment write-downs and $9 million of estimated net litigation expenses.

Income tax benefit of $12 million was recognized in 2001 compared to a $1 million expense in 2000. Approximately $9 million of the net increase in the income tax benefit was from Costa, primarily due to changes in Italian tax laws.

Fiscal 2000 ("2000") Compared to Fiscal 1999 ("1999")

Revenues

Revenues increased $281 million, or 8%, in 2000 compared to 1999. Cruise revenues increased $292 million, or 8.9%, to $3.58 billion in 2000 from $3.29 billion in 1999. The cruise revenue change resulted from an increase of 10.8% in our passenger capacity and a 1.2% increase in our occupancy rate, partially offset by a 3.2% decrease in our gross revenue per passenger cruise day. The decrease in gross revenue per passenger cruise day was primarily due to pressure on our cruise ticket prices throughout the year, with the exception of the Millennium cruises. This pressure on cruise ticket pricing was caused by a number of factors including, but not limited to, relatively softer demand and a fall-off in pre- and post Millennium bookings. Also, when a passenger elects to provide his or her own transportation, rather than purchasing air transportation from us, both our cruise revenues and operating expenses decrease by approximately the same amount. During 2000, there was a reduction in the percentage of our passengers electing to use our air program and, accordingly, this caused a reduction in gross revenue per passenger cruise day, as well as a reduction in operating expenses.

Costs and Expenses

Operating expenses increased $196 million, or 10.5%, in 2000 compared to 1999. Cruise operating costs increased by $201 million, or 11.8%, to $1.91 billion in 2000 from $1.71 billion in 1999. Cruise operating costs increased in 2000 primarily from additional costs associated with our 10.8% increase in passenger capacity and a 0.9% increase in our operating expense per available berth day. The increase in operating expense per available berth day was primarily due to increases in our fuel costs. Commencing in the fourth quarter of 1999, we began to incur significantly higher fuel costs due to a very large increase in the price of bunker fuel which continued to increase as the year progressed. The increases in the price of fuel increased our consolidated operating expenses by approximately $51 million for 2000 compared to 1999. Cruise operating costs as a percentage of cruise revenues were 53.4% and 52% in 2000 and 1999, respectively.

Selling and administrative expenses increased $40 million, or 9.0%, to $487 million in 2000 from $447 million in 1999. Selling and administrative expenses increased in 2000 primarily from additional expenses associated with our 10.8% increase in passenger capacity, partially offset by a 2.3% decrease in our cruise selling and administrative expenses per available berth day. Selling and administrative expenses as a percentage of revenues were 12.9% and 12.8% in 2000 and 1999, respectively.

Depreciation and amortization increased by $44 million, or 18.1%, to $288 million in 2000 from $244 million in 1999. This increase was primarily from the additional depreciation associated with our expansion of the fleet and ship improvement expenditures.

Affiliated Operations

During 2000, we recorded $38 million of income from affiliated operations as compared with $76 million of income in 1999. Our portion of Airtours' losses in 2000 was $41 million as compared to income of $36 million in 1999. We recorded income of $77 million and $40 million during 2000 and 1999, respectively, related to our interest in Costa. Our results from affiliated operations included net nonrecurring charges totaling $5 million, consisting of a $43 million charge for our equity interest in restructuring and other nonrecurring net charges recorded by Airtours, partially offset by our $38 million income tax benefit from Costa's change in tax status upon registration of its ships within the Italian International Ship Registry and the reversal of certain Costa tax liabilities.

Nonoperating Income (Expense)

Interest expense, net of interest income and excluding capitalized interest, increased to $66 million in 2000 from $46 million in 1999. An approximate $28 million increase in interest income was caused by our lower average invested cash balances, partially offset by a $9 million reduction in interest expense from our lower average outstanding debt balances.

Other income in 2000 of $8 million consisted primarily of $21 million of net compensation received from a shipyard, an $11 million gain on our forward foreign currency contract purchased to fix our 2000 acquisition price of Costa, partially offset by a $21 million port litigation charge. The payments from the shipyard represent reimbursements for expenses incurred and lost profits due to ship construction or design issues which caused either delays in ship delivery or drydocks to correct the problems.

Liquidity and Capital Resources

Sources and Uses of Cash

Our business provided approximately $1.24 billion and $1.28 billion of net cash from operations during fiscal 2001 and fiscal 2000, respectively. Our fiscal 2001 cash flow from operations was reduced as a result of the events of September 11 and their aftermath.

During fiscal 2001, our net expenditures for capital projects were approximately $827 million, of which $643 million was spent for our ongoing shipbuilding program. The $184 million of nonshipbuilding capital expenditures consisted primarily of ship improvements, information technology assets, tour assets, and other. In addition, during fiscal 2001 we received $531 million of net proceeds from the sale of our interests in Airtours and CRC.

During fiscal 2001, we received proceeds of $710 million and we made payments of $1.05 billion under our commercial paper programs. We also made principal payments on other debt totaling $919 million. In addition, we raised net proceeds of $589 million from the issuance of our 2% convertible notes in April 2001, $765 million primarily for the refinancing of our Costa acquisition and other Costa indebtedness and $489 million from the issuance of our zero-coupon convertible notes in October 2001. We also paid cash dividends of $246 million in fiscal 2001.

Future Commitments and Funding Sources

At November 30, 2001, our contractual cash obligations, with initial or remaining terms in excess of one year, were as follows (in thousands)[(a)]:

Contractual Cash Obligations	Total	Payments Due by Fiscal 2002	2003	2004	2005	2006	Thereafter
Shipbuilding	$5,977,000	$1,751,000	$1,501,000	$2,037,000	$ 688,000	$	$
Long-term debt	2,976,618	21,764	145,897	140,209	885,365	1,226,860	556,523
Port facilities	278,379	21,831	18,947	19,318	20,667	19,211	178,405
Operating leases	63,800	10,100	8,600	7,700	7,600	7,500	22,300
Total contractual cash obligations	$9,295,797	$1,804,695	$1,674,444	$2,204,227	$1,601,632	$1,253,571	$757,228

(a) See Notes 6 and 7 in the accompanying financial statements for additional information regarding our debt and commitments.

At November 30, 2001, we had liquidity which consisted of $1.46 billion of cash, cash equivalents and short-term investments and $1.54 billion available for borrowing under our revolving credit facilities obtained through a group of banks, which have strong long-term credit ratings. Our revolving credit facilities mature in 2006. A key to our access to liquidity is the maintenance of our strong long-term credit ratings. The proposed acquisition of P&O, if consummated, may result in a ratings downgrade and, thereby, increase our cost-of-borrowing, although we believe our senior unsecured long-term debt will retain its long-term investment grade debt ratings.

We believe that our liquidity of approximately $2.69 billion as of January 31, 2002, as well as our forecasted cash flow from future operations, will be sufficient to fund most or all of our capital projects, debt service requirements, dividend payments, working capital and other firm commitments, excluding the cash portion of our P&O acquisition price. Our forecasted cash flow from future operations may be adversely affected by various factors including, but not limited to, declines in customer demand, increased competition, the deterioration in general economic and business conditions, terrorist attacks, ship incidents, adverse media publicity and changes in fuel prices, as well as other factors noted under "Special Note Regarding Forward-Looking Statements." To the extent that we are required, or choose, to fund future cash requirements, including our future shipbuilding commitments, from sources other than as discussed above, we believe that we will be able to secure financing from banks or through the offering of debt and/or equity securities in the public or private markets. Specifically, if our P&O acquisition is consummated we intend to finance approximately $2.4 billion in cash through the issuance of long-term debt or equity securities or a combination of debt and equity. No assurance can be given that our future operating cash flow will be sufficient to fund future obligations or that we will be able to obtain additional financing, including financing for the cash portion of our proposed acquisition of P&O.

Other Matter

Market Risks

We are principally exposed to market risks from fluctuations in foreign currency exchange rates, bunker fuel prices, interest rates and food commodity prices. We seek to minimize these risks through our normal operating and financing activities, including netting certain exposures to take advantage of any natural offsets, through our long-term investment and debt portfolio strategies and, when considered appropriate, through the use of derivative financial instruments. The financial impacts of these hedging instruments are offset by corresponding changes in the underlying exposures being hedged. Our policy is to not use financial instruments for trading or other speculative purposes.

Exposure to Foreign Currency Exchange Rates

Our primary foreign currency exchange risk was related to our outstanding commitments under ship construction contracts denominated in a currency other than the functional currency of the cruise brand that is expected to be operating the ship. These non-functional currency commitments are affected by fluctuations in the value of the U.S. dollar as compared to the euro. Foreign currency forward contracts are generally used to manage this risk (see Notes 2 and 11 in the accompanying financial statements). Accordingly, increases and decreases in the fair value of these foreign currency forward contracts offset changes in the U.S. dollar fair value of the hedged foreign currency denominated ship construction commitments, thus resulting in the elimination of such risk.

At November 30, 2001, the fair value of these contracts was an unrealized loss of $567 million which is recorded, along with an offsetting $567 million fair value asset related to our shipbuilding firm commitments, on our accompanying 2001 balance sheet. These foreign currency forward contracts mature through 2005. Based upon a 10% strengthening or weakening of the U.S. dollar compared to the euro as of November 30, 2001, assuming no changes in comparative interest rates, the estimated fair value of these contracts would decrease or increase by $57 million, which would be offset by an increase or decrease of $57 million in the U.S. dollar value of the related foreign currency ship construction commitments resulting in no net dollar impact to us.

The cost of shipbuilding orders which we may place in the future may be affected by foreign currency exchange rate fluctuations. Should the U.S. dollar weaken relative to the euro, future orders for new ship construction in European shipyards may be at higher prices relative to the U.S. dollar.

Additionally, our investments in foreign subsidiaries subjects us to foreign currency exchange rate risk. We consider our investments in foreign subsidiaries to be denominated in relatively stable currencies and/or of a long-term nature and, accordingly, do not typically manage our related foreign currency exchange rate risk through the use of derivative financial instruments. However, in paying the Costa acquisition price, we utilized debt denominated in euros, the functional currency of Costa, to reduce a portion of this risk.

Finally, we sell cruises and incur cruise expenses in foreign currencies which subjects us to foreign currency exchange risk. The primary currencies for which we have exchange rate exposure are the U.S. dollar versus both the euro and the U.K. Pound Sterling. We do not expect that the impact of fluctuations in the foreign currency exchange rate on our foreign currency denominated cruise revenues and expenses to materially affect our results of operations due primarily to the natural hedges which are expected to exist within our operations, including interest expense on euro denominated borrowings, and the relative stability of the foreign currencies. However, we will continue to monitor such items to determine if any actions, such as the issuance of additional foreign currency denominated debt or use of other financial instruments, would be warranted to reduce such risk.

Exposure to Bunker Fuel Prices

Cruise ship operating expenses are impacted by changes in bunker fuel prices. Bunker fuel consumed over the past three fiscal years ranged from approximately 2.5% in fiscal 1999 to 4.0% in fiscal 2001 and 2000 of our gross cruise revenues. We have typically not used financial instruments to hedge our exposure to the bunker fuel price market risk. However, in fiscal 2001 and 2000, we entered into fuel swap agreements intended to hedge this price risk for a very minor portion of our upcoming year's consumption. We are continuing to monitor this market risk, and may, in the future, decide to increase our use of financial instruments to reduce this risk.

Based upon a 10% hypothetical increase or decrease in the November 30, 2001 bunker fuel price, we estimate that our fiscal 2002 bunker fuel cost would increase or decrease by approximately $15 million compared to fiscal 2001.

Exposure to Interest Rates

In order to limit our exposure to interest rate fluctuations, we have entered into a substantial amount of fixed rate debt instruments. Also, Costa has entered into variable to fixed interest rate swap agreements to fix substantially all of its interest costs over the short-term.

We continuously evaluate our debt portfolio, including interest rate swap agreements, and make periodic adjustments to the mix of floating rate and fixed rate debt based on our view of interest rate movements. Accordingly, in 2001 we entered into fixed to variable interest rate swap agreements, which has lowered our fiscal 2001 interest costs and is also expected to lower our fiscal 2002 interest costs. At November 30, 2001, 89% of our debt was effectively fixed and 11% was variable.

At November 30, 2001, our long-term debt had a carrying value of $2.98 billion. At November 30, 2001, our swap agreements effectively changed $225 million of fixed rate debt with a weighted-average fixed interest rate of 6.8% to Libor-based floating rate debt. In addition, interest rate swaps at November 30, 2001, effectively changed $637 million of euribor floating rate debt to fixed rate debt with a weighted-average fixed interest rate of 5.3%. These interest rate swaps mature through 2006. The fair value of our debt and swaps at November 30, 2001 was $2.95 billion. Based upon a hypothetical 10% decrease or increase in the November 30, 2001 market interest rates, the fair value of our debt and swaps would increase or decrease by $64 million. In addition, based upon a hypothetical 10% decrease or increase in our November 30, 2001 common stock price, the fair value of our convertible notes would decrease or increase by approximately $45 million.

These hypothetical amounts are determined by considering the impact of the hypothetical interest rates and common stock price on our existing debt and interest rate swaps. This analysis does not consider the effects of the changes in the level of overall economic activity that could exist in such environments or any relationships which may exist between interest rate and stock price movements. Furthermore, since substantially all of our fixed rate debt cannot be prepaid and a large portion of our variable rate debt is subject to interest rate swaps which effectively fix the interest rate in the short-term, it is most likely we would be unable to take any significant steps in the short-term to mitigate our exposure in the event of a significant decrease in market interest rates.

Exposure to Food Commodity Prices

We have commodity price risk related to our food purchases. We do not typically manage these risks through the use of derivative financial instruments since we do not expect changes in food commodity prices to be material. However, we will continue to monitor these risks to determine if any actions would be necessary to reduce such risks.

Selected Financial Data

The selected consolidated financial data presented below for fiscal 1997 through 2001 and as of the end of each such fiscal year, are derived from our audited financial statements and should be read in conjunction with those financial statements and the related notes.

	Years Ended November 30,				
(in thousands, except per share data)	**2001**	2000	1999	1998	1997
Income Statement and Other Data[a]:					
Revenues	**$4,535,751**	$3,778,542	$3,497,470	$3,009,306	$2,447,468
Operating income before (loss) income from affiliated operations	**$ 935,755**	$ 945,130	$ 943,941	$ 819,792	$ 660,979
Operating income	**$ 891,731**	$ 982,958	$1,019,699	$ 896,524	$ 714,070
Net income	**$ 926,200[b]**	$ 965,458	$1,027,240	$ 835,885	$ 666,050
Earnings per share[c]:					
Basic	**$ 1.58**	$ 1.61	$ 1.68	$ 1.40	$ 1.12
Diluted	**$ 1.58**	$ 1.60	$ 1.66	$ 1.40	$ 1.12
Dividends declared per share[c]	**$ .420**	$ .420	$ .375	$ .315	$ .240
Cash from operations	**$1,238,936**	$1,279,535	$1,329,724	$1,091,840	$ 877,580
Capital expenditures	**$ 826,568**	$1,003,348	$ 872,984	$1,150,413	$ 497,657
Available lower berth days	**20,685**	15,888	14,336	12,237	10,992
Passengers carried	**3,385**	2,669	2,366	2,045	1,945
Occupancy percentage[d]	**104.7%**	105.4%	104.3%	106.3%	108.3%

(in thousands)	2001[a]	2000[a]	1999	1998	1997
	As of November 30,				
Balance Sheet and Other Data:					
Total assets	**$11,563,552[e]**	$9,831,320	$8,286,355	$7,179,323	$5,426,775
Long-term debt, excluding current portion	**$ 2,954,854**	$2,099,077	$ 867,515	$1,563,014	$1,015,294
Total shareholders' equity	**$ 6,590,777**	$5,870,617	$5,931,247	$4,285,476	$3,605,098
Debt to capital	**31.1%**	28.6%	15.3%	27.6%	23.0%

(a) From June 1997 through September 28, 2000, we owned 50% of Costa. On September 29, 2000, we completed the acquisition of the remaining 50% interest in Costa. We accounted for this transaction using the purchase accounting method. Prior to the fiscal 2000 acquisition, we accounted for our 50% interest in Costa using the equity method. Commencing in fiscal 2001, Costa's results of operations have been consolidated in the same manner as our other wholly-owned subsidiaries. Our November 30, 2001 and 2000 consolidated balance sheets include Costa's balance sheet. All statistical information prior to 2001 does not include Costa. See Notes 2, 5 and 17 in the accompanying financial statements.

(b) Our net income for fiscal 2001 includes an impairment charge of $140 million and a nonoperating net gain of $101 million from the sale of our investment in Airtours. See Notes 4 and 5 in the accompanying financial statements.

(c) All 1998 and 1997 per share amounts have been adjusted to reflect a two-for-one stock split effective June 12, 1998.

(d) In accordance with cruise industry practice, occupancy percentage is calculated based upon two passengers per cabin even though some cabins can accommodate three or four passengers. The percentages in excess of 100% indicate that more than two passengers occupied some cabins.

(e) Effective December 1, 2000, we adopted SFAS No. 133 which requires that all derivative instruments be recorded on our balance sheet. Total 2001 assets include $578 million which represents the fair value of hedged firm commitments. See Note 2 in the accompanying financial statements.

Market Price for Common Stock

Our common stock is traded on the New York Stock Exchange under the symbol CCL. Our intra-day high and low common stock sales prices for the periods indicated were as follows:

	High	Low
Fiscal 2001:		
First Quarter	**$34.94**	**$21.94**
Second Quarter	**$33.40**	**$23.60**
Third Quarter	**$33.74**	**$25.89**
Fourth Quarter	**$31.47**	**$16.95**
Fiscal 2000:		
First Quarter	$51.25	$27.25
Second Quarter	$29.06	$21.19
Third Quarter	$27.50	$18.31
Fourth Quarter	$25.88	$19.56

As of January 29, 2002, there were approximately 4,632 holders of record of our common stock. The Republic of Panama does not currently have tax treaties with any other country. Under current law, we believe that distributions to our shareholders, other than residents of Panama or other business entities conducting business in Panama, are not subject to taxation under the laws of the Republic of Panama. Dividends that we pay to U.S. citizens, residents, corporations and to foreign corporations doing business in the U.S., to the extent treated as "effectively connected" income, will be taxable as ordinary income for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, but generally will not qualify for any dividends-received deduction.

Selected Quarterly Financial Data (Unaudited)

Carnival Corporation

Quarterly financial results for fiscal 2001 were as follows:

	Quarters Ended			
(in thousands, except per share data)	February 28	May 31	August 31	November 30
Revenues	**$1,007,606**	**$1,079,125**	**$1,489,918**	**$959,102**
Gross profit	**$ 407,486**	**$ 477,791**	**$ 770,540**	**$411,204**
Operating income before loss from affiliated operations	**$ 160,004**	**$ 230,868**	**$ 425,346**	**$119,537**
Operating income	**$ 138,941**	**$ 207,907**	**$ 425,346**	**$119,537**
Net income	**$ 127,950**[(a)]	**$ 186,963**[(b)]	**$ 494,975**[(c)]	**$116,312**[(d)]
Earnings per share:				
Basic	**$ .22**	**$ .32**	**$ .84**	**$ .20**
Diluted	**$ .22**	**$ .32**	**$ .84**	**$ .20**
Dividends declared per share	**$ .105**	**$ .105**	**$ .105**	**$ .105**

(a) Includes a $13 million gain from a settlement agreement with the manufacturers of some of our ship propulsion systems to reimburse us for lost revenues and expenses incurred due to disruption in service during 2000.

(b) Includes a $16 million gain from the sale of our interest in CRC, partially offset by $9 million of short-term investment write-downs and $6 million of estimated litigation expenses.

(c) Includes a $101 million impairment charge and $7 million of estimated litigation expenses, partially offset by a gain of $101 million from the sale of our investment in Airtours.

(d) Includes a $39 million impairment charge, partially offset by $4 million of net nonoperating income related to port and other litigation.

Quarterly financial results for fiscal 2000 were as follows:

	Quarters Ended			
(in thousands, except per share data)	February 29	May 31	August 31	November 30
Revenues	$824,878	$875,127	$1,228,211	$850,326
Gross profit	$359,438	$378,006	$ 613,487	$369,269
Operating income before (loss) income from affiliated operations	$170,955	$188,891	$ 418,910	$166,374
Operating income	$159,518	$194,419	$ 420,458	$208,563
Net income	$171,517[(a)]	$203,956[(a)(b)]	$ 396,190	$193,795[(c)]
Earnings per share:				
Basic	$ .28	$ .34	$ .67	$ .33
Diluted	$ .28	$ .34	$ .67	$ .33
Dividends declared per share	$ .105	$ .105	$ .105	$ .105

(a) Includes $9 million and $7 million in the February 29 and May 31 quarters, respectively, of net compensation received from a shipyard relating to the delayed delivery of Holland America Line's Zaandam.

(b) Includes $13 million of gains from the reversal of certain of Costa's tax liabilities.

(c) Includes charges totaling $24 million consisting of (1) a $42 million charge for our equity interest in restructuring and other nonrecurring net charges recorded by Airtours and (2) a $21 million port litigation charge, partially offset by (3) a $12 million gain on our forward foreign currency contract purchased to fix our 2000 acquisition price of Costa and (4) a $27 million deferred income tax benefit from Costa's change in tax status upon registration of its ships within the Italian International Ship Registry. In addition, includes approximately $7 million of net compensation received from a shipyard for reimbursements related to Holland America Line's Rotterdam VI.

Principal Officers

CARNIVAL CORPORATION

Micky Arison
Chairman of the Board and Chief Executive Officer

Howard S. Frank
Vice Chairman of the Board and Chief Operating Officer

Gerald R. Cahill
Senior Vice President Finance and Chief Financial Officer

Ian Gaunt
Senior Vice President International

Richard D. Ames
Vice President Audit Services

Kenneth D. Dubbin
Vice President Corporate Development

Arnaldo Perez
Vice President, General Counsel and Secretary

Lowell Zemnick
Vice President and Treasurer

CARNIVAL CRUISE LINES

Robert H. Dickinson
President and Chief Operating Officer

COSTA CROCIERE S.P.A.

Pier Luigi Foschi
Chairman and Chief Executive Officer

CUNARD LINE LIMITED

Pamela C. Conover
President and Chief Operating Officer

HOLLAND AMERICA LINE-WESTOURS INC.

A. Kirk Lanterman
Chairman of the Board and Chief Executive Officer

Board of Directors

Micky Arison
Chairman of the Board and Chief Executive Officer
Carnival Corporation

Shari Arison
Chairman
Arison Holdings (1998) Ltd.

Maks L. Birnbach
Chairman of the Board
Fullcut Manufacturers, Inc.

Richard G. Capen, Jr.
Former United States Ambassador to Spain

Robert H. Dickinson
President and Chief Operating Officer
Carnival Cruise Lines

Arnold W. Donald
Chairman and Chief Executive Officer
Merisant Company

James M. Dubin
Senior Partner
Paul, Weiss, Rifkind, Wharton & Garrison

Howard S. Frank
Vice Chairman of the Board and Chief Operating Officer
Carnival Corporation

A. Kirk Lanterman
Chairman of the Board and Chief Executive Officer
Holland America Line-Westours Inc.

Modesto A. Maidique
President
Florida International University

Stuart Subotnick
General Partner and Executive Vice President
Metromedia Company

Sherwood M. Weiser
The Continental Companies, LLC
Chairman of the Board and Chief Executive Officer

Meshulam Zonis
Former Senior Vice President Operations
Carnival Cruise Lines

Uzi Zucker
Senior Managing Director
Bear Stearns & Co. Inc.

Shareholder Information

Corporate Headquarters
Carnival Corporation
3655 N.W. 87th Avenue
Miami, Florida 33178-2428

Independent Certified Public Accountants
PricewaterhouseCoopers LLP
200 South Biscayne Boulevard, Suite 1900
Miami, Florida 33131-2330

Registrar, Stock Transfer Agent and Dividend Reinvestment Plan Administrator
First Union National Bank
1525 West W.T. Harris Blvd., Bldg. 3C3
Charlotte, North Carolina 28288-1153
1-800-829-8432

Legal Counsel
Paul, Weiss, Rifkind, Wharton & Garrison
1285 Avenue of the Americas
New York, New York 10019-6064

Shareholder Inquiries
Copies of our Annual Report, Form 10-K, Proxy Statement, press releases and other documents, as well as information on our financial results and cruise brands are available through our home page on the Internet at www.carnivalcorp.com.

In addition to this Internet site, you may obtain copies of this information by contacting us at:

Carnival Corporation Investor Relations
MSEO 1000
3655 N.W. 87th Avenue
Miami, Florida 33178-2428

Annual Meeting
Our annual meeting of shareholders will be held on April 15, 2002, 11 a.m. at the Hotel Inter-Continental Miami, 100 Chopin Plaza, Miami, Florida 33131.















CARNIVAL
CORPORATION

Carnival Place, 3655 N.W. 87th Avenue
Miami, Florida 33178-2428

www.carnivalcorp.com